EXHIBIT 99.2

2004 Annual review
Meeting
global needs
for minerals and metals

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Rio Tinto is a leader in finding, mining and processing the earth’s mineral resources. The Group’s worldwide operations supply essential minerals and metals that help to meet global needs and contribute to improvements in living standards.
     In order to deliver superior returns to shareholders over time, Rio Tinto takes a long term and responsible approach to the Group’s business. We concentrate on the development of first class orebodies into large, long life and efficient operations, capable of sustaining competitive advantage through business cycles.
     Major products include aluminium, copper, diamonds, energy products, gold, industrial minerals (borates, titanium dioxide, salt and talc), and iron ore. The Group’s activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
     Wherever Rio Tinto operates, the health and safety of our employees is our first priority. We seek to contribute to sustainable development. We work as closely as possible with our host countries and communities, respecting their laws and customs. We minimise adverse effects and strive to improve every aspect of our performance. We employ local people at all levels and ensure fair and equitable transfer of benefits and enhancement of opportunities.

Rio Tinto 2004 Annual review		Contents

The majority of Rio Tinto shareholders choose to receive the Annual review. The full Annual report and financial statements encompasses Australian and UK statutory requirements and contains the full financial statements. Copies may be obtained free of charge from the Companies’ registrars whose details can be found on page 55. Copies of the Remuneration report and the Sustainable development review are also available separately. Shareholders who wish to receive the full Annual report and financial statements in place of the Annual review for future financial years may do so by writing to the Companies’ registrars. If you wish to receive the financial statements and other communications from Rio Tinto electronically, please also contact Computershare.

Rio Tinto on the web
Information about Rio Tinto is available on our website – www.riotinto.com – and many of our publications including the 2004 Annual report and financial statements and the 2004 Annual review may be downloaded from the site.

	2	Chairman’s letter
	3	Chief executive’s report
	6	Review of operations
	18	Exploration
	20	Technology
	22	Sustainable development
	26	Financial information by business
	27	Summary financial statements
	27	Summary profit and loss account
	28	Summary balance sheet
	29	Reconciliation with Australian GAAP
	30	Summary cash flow statement
	31	Independent auditors’ statement
	32	Chairman and executive directors
	32	Non executive directors
	34	Senior management
	35	Directors’ report
	37	Remuneration report
	45	Corporate governance
	51	Shareholder information
	55	Useful addresses
	56	Financial calendar

Well positioned		Major Group operations (at February 2005) (wholly owned unless otherwise shown) (* indicates smelters, refineries and processing plants remote from mine)

Iron Ore	Energy	Industrial Minerals	Aluminium

Operating assets US$4,651 million Turnover US$2,605 million Earnings US$569 million	Operating assets US$2,044 million Turnover US$2,943 million Earnings US$365 million	Operating assets US$2,170 million Turnover US$2,057 million Earnings US$223 million	Operating assets US$3,683 million Turnover US$2,411 million Earnings US$334 million

The Iron Ore group interests comprise Hamersley Iron and Robe River operations in Australia, the Iron Ore Company of Canada and the Corumbá mine in Brazil. The group includes the HIsmelt® direct iron making project in Australia.	The Energy group is represented in coal by Rio Tinto Coal Australia and Coal & Allied in Australia and by Kennecott Energy operations in the US. It also includes uranium interests in Energy Resources of Australia and the Rössing Uranium mine in Namibia.	Rio Tinto’s Industrial Minerals businesses include Borax and Luzenac Talc operations in the US, South America, Europe and Australia, Rio Tinto Iron & Titanium interests in North America and South Africa, and Dampier Salt in Australia.	The Aluminium group includes the wholly owned integrated aluminium subsidiary, Comalco, in Australia, and 51 per cent of Anglesey Aluminium in the UK.

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Copper
Operating assets US$3,059 million Turnover US$3,155 million Earnings US$856 million

The Copper group comprises Kennecott Utah Copper and Kennecott Minerals in the US and interests in the copper mines of Escondida in Chile, Grasberg in Indonesia, Northparkes in Australia and Palabora in South Africa.
Diamonds
Operating assets US$1,281 million Turnover US$744 million Earnings US$169 million

The Diamond group comprises Rio Tinto’s interests in the Diavik mine in Canada, the Argyle mine in Australia, and the Murowa mine in Zimbabwe, served by diamond sales offices in Belgium and India.
Other operations
Operating assets US$89 million Turnover US$145 million Earnings US$28 million

Other operations include the Lihir gold mine in Papua New Guinea and the Kelian gold mine in Indonesia.
Exploration
Mineral exploration is conducted by four geographically based exploration teams, operating from regional headquarters and district offices in 30 countries.

Technology
With bases in the UK, US and Australia, the Technology group is made up of the following units: Technical Services, Office of the Chief Technologist, Project Management, Asset Utilisation and Technical Evaluation.

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Industrial Minerals
Multiplying the benefits
Page 10

Aluminium
Co-existing with communities
Page 12

Diamonds
A clear source
Page 16

Energy
Hail Creek success
Page 8

Copper
Depth of experience shines through
Page 14

Iron Ore
Boosting capacity
Page 6

Rio Tinto 2004 Annual review	1

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Chairman’s letter

Dear shareholder
The recovery in the global economy that gathered momentum in 2003 continued in 2004. As a result of strong demand across our portfolio of metals and minerals, accompanied by increased prices, we achieved a record financial performance.
     An important factor has been the strength in metal and minerals demand in the US and Asia, where China has been prominent but markets in Japan and elsewhere have also recovered. Rio Tinto holds a long established position in these markets; 40 years in the case of Japan and 30 years in China. Our strong position today reflects these long term customer relationships.

     China’s rapid economic development has led to the adoption by the Government of measures to achieve more balanced growth in the economy. However, we continue to believe that China’s growth trend will remain well above the global average in the years ahead.
     In 2004, commodity prices were higher across the board and the US dollar was more stable against our main producing currencies than in 2003. Adjusted earnings* were a record US$2,221 million, US$839 million or 61 per cent above 2003 and exceeding the previous high of US$1,662 million achieved in 2001. Net earnings were US$2,813 million, or 204 US cents per share, including a US$592 million net gain on exceptional items.
     Total cash flow from operations including dividends from joint ventures and associates at US$4,449 million was also a record and 28 per cent higher than 2003. An active portfolio management programme, focused on the disposal of non core assets, generated an additional US$1.5 billion in cash. This has further strengthened our balance sheet, allowing us to undertake a major capital investment programme.
     While our record financial performance reflects the strong markets for our products, it also underlines the quality of our asset portfolio which has been developed over many years on the basis of a long term commitment to shareholder value.
     Investments over recent years have created a platform for earnings growth. This, coupled with a positive view of future growth prospects, has given the board confidence to increase our annual dividend to 77 US cents per share for 2004 an increase of 20 per cent from 2003. This also means that the 2005 interim dividend payable in September can be expected to be 38.5 US cents per share. We intend to maintain our progressive dividend policy from this higher baseline. The board has also decided the current strength of the Group’s cash flow means that in addition to comfortably funding the current and planned investments, capital can be returned to shareholders without reducing our flexibility to pursue other development opportunities. Subject to market conditions, Rio Tinto’s intention, therefore, is to return up to US$1.5 billion of capital to shareholders during the course of 2005 and 2006 through share buyback programmes.
A sustainable business also requires commitment to social and environmental performance alongside delivery of consistently strong financial results. While much remains to be done in this area we are very encouraged by an increasingly productive dialogue with stakeholder organisations. Our sustainable development programmes are responding positively to a range of issues including biodiversity, climate change and HIV/AIDS. The Group’s social and environmental contribution helps to sustain our pipeline of project opportunities in many countries and has a business case which I believe is compelling.
      The year 2005 will see the tenth anniversary of the formation of Rio Tinto’s dual listed structure and unified management, which has fully met its objectives and continues to provide great strength to Rio Tinto’s operations and governance.
      It is with great sadness I report the sudden death on 27 January 2005 of Bob Adams, our executive director for planning and development. Bob was a major contributor to Rio Tinto’s growth over 35 years, having joined our planning department in 1970. He was a key figure in building Rio Tinto into a leading international mining group. He was respected and liked by all who knew him and his wise counsel and advice will be sorely missed.
      At our forthcoming annual meetings we shall see the retirement of Sir Richard Giordano, Leon Davis and John Morschel, all of whom have been outstanding contributors to the board and to our continuing success. I should particularly like to thank Dick and Leon as deputy chairmen for the support they have given me in my initial period as chairman. Their long experience of the Group has been invaluable in a transition period.
      We recently welcomed three new colleagues to the board. Richard Goodmanson, executive vice president and chief operating officer of DuPont, was appointed on 1 December 2004. Ashton Calvert, former secretary of the Department of Foreign Affairs and Trade of the Government of Australia, and Vivienne Cox, executive vice president of BP plc for Integrated Supply and Trading and also for Gas Power and Renewables, were both appointed on 1 February 2005. Each of them will add to the overall skill and experience of the Rio Tinto boards which is a vital underpinning of our high standard of corporate governance.
      Looking forward, we expect to see continuing underlying demand growth for metals and minerals despite some economic uncertainties in 2005. We are now beginning to see a supply response to higher prices but this will take some time to impact on the currently tight markets. While prices may ease from current levels in 2005 we expect they will generally remain above the long term trend. The future direction of the US dollar remains a significant uncertainty and, as was the case in 2003, could have a major impact on earnings.
      In 2004 I had the opportunity to visit many of our operating locations. I have been impressed not only with the scale and complexity of the operations themselves but the depth of management and skill with which they are operated. I would therefore like to acknowledge the hard work and dedication of the Group’s employees throughout the world in 2004. Their commitment to Rio Tinto’s core values underpins the strong results they continue to deliver for shareholders.

Paul Skinner Chairman

*Adjusted earnings excludes the effect of exceptional items of such magnitude that their exclusion is necessary in order that adjusted earnings fulfil their purpose of reflecting the Group’s underlying performance. A reconciliation to net earnings can be found on page 27.

2	Rio Tinto 2004 Annual review

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Chief executive’s report

We saw very strong demand across our product range in 2004. This momentum is expected to continue into 2005 though it may be affected by the uncertainties of the US economy and the rate of growth in China. Good market conditions enable us to increase focus on capital management. Our record cash flow gives us considerable options for further organic growth based on our large reserve and resource position.

Operating performance
Product group earnings, excluding exceptional items, were a record US$2,544 million, compared with US$1,584 million in 2003.
     Higher metal and mineral prices and greater output from new projects were the main reasons for the strong result. Improved prices, mainly for copper, aluminium, iron ore and coal, combined with additional output from new or expanded projects such as Diavik in Canada (diamonds), Eastern Range, West Angelas and Hail Creek in Australia (iron ore and coking coal), and Escondida in Chile (copper).
     The depreciation of the US dollar against most major currencies had an effect on earnings, as did higher operating costs. While the mining industry benefits from higher prices received for the commodities we produce, as a business we also incur higher prices for consumables used in our operations.
     To address cost factors more rigorously, we are evolving our business processes to take advantage of Rio Tinto’s scale and to share leading practices around the Group as key levers to creating value. We have been successful in applying these principles in our information technology, procurement and shipping activities. We are working to extend greater capability and sharing of expertise to mining and processing operations, asset management and marketing, to maximise value on several fronts.
     In 2004 I announced a major reallocation of product group responsibilities. With the retirement of David Klingner as head of Exploration and Chris Renwick as chief executive, Iron Ore, Tom Albanese moved to Copper and Exploration, Sam Walsh to Iron Ore, Oscar Groeneveld to Aluminium, and Andrew Mackenzie was recruited to be chief executive Industrial Minerals. Preston Chiaro and Keith Johnson continue as chief executives of Energy and Diamonds respectively. Both David Klingner and Chris Renwick spent most of their working lives with Rio Tinto, each with 35 years’ service, making very valuable contributions in several areas of the business.

Strategy
Earlier this year the board discussed Rio Tinto’s strategic direction to provide a framework for our medium term decisions. The discussion reaffirmed our focus on mining operations to produce minerals and metals. Furthermore, we recognised that medium term growth will be biased towards growth from within – the development of brownfield and greenfield projects inherent in our existing assets.
     The Group has long maintained a commitment to exploration. I believe this is an increasingly important source of competitive advantage. The Group’s diversity and strength, particularly in Australia and North America, enable us to increase our involvement in less familiar territories of the world should opportunities present themselves.
     The centre of gravity of our operations has been firmly in the OECD countries where historically we have found the most opportunities. This need not always be the case. The generation of

“	Our record cash flow
gives us considerable options for
further organic growth
based on our large reserve
and resource position”

Rio Tinto 2004 Annual review	3

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Chief executive’s report continued

options globally is an important pathway to growth and we possess the technical, community and environmental management capabilities to do so. Also, a key building block will remain our ability to bring well thought out projects to fruition on time without compromising their performance.
     A more competitive mining industry is developing and Rio Tinto needs to improve faster to keep ahead. Our fundamental strategy will not change as it has stood the test of time, but we contemplate some changes in emphasis. We will continue to focus on large, long life, low cost operations and run them efficiently. Our growth will largely come from our existing operations and reserves, supplemented by opportunistic mergers, acquisitions, structures and alliances, where these make sense.
     While historically the decentralised model of Rio Tinto has delivered enormous benefits, to keep improving we are putting greater emphasis on Rio Tinto’s global scale and specialist skills. We need to continue to improve how we operate, recognising that operational excellence and commercial acumen go hand in hand.

International reporting
Our financial statements for 2005 onwards will be prepared in accordance with International Financial Reporting Standards (IFRS). We welcome the adoption of a single accounting convention by so many countries around the world. The implications for Rio Tinto are shown in the Financial review section of the Annual report and financial statements. We will make available our 2004 financial results under IFRS in early May.
     Rio Tinto is a foreign issuer in the US and so we are obliged to comply with of the Sarbanes-Oxley Act of 2002, in particular section 404. This means that our 2005 20-F report will include a statement on the effectiveness of internal financial controls which will be attested to and reported on by our auditors. We have put in place a comprehensive compliance programme. We have embarked on a major re-evaluation of our significant internal controls to ensure that they are fully documented. As a result, Rio Tinto is well positioned to be compliant by the end of 2005.

New projects
Over 2005 and 2006, we plan to spend up to US$6 billion on new projects. We have many potential investment options including opportunities in alumina, coal, iron ore, industrial minerals, diamonds and copper. Most of these relate to the large, long life assets we already own. We believe these provide our primary route to value growth and should represent the priority use of shareholders’ funds.
     We have recently completed three development projects.

Adjusted earnings US$m	Net earnings US$m

Net earnings in 2001, 2002, 2003 and 2004 included exceptional items

Currently we have ten under way, and three more were approved late in 2004. In addition, we have development studies progressing on 15 more projects. Our level of success reflects efforts we have made over a number of years and is a tangible result of our commitment to exploration.
     Over the past year we have transferred five projects from exploration to the product groups where the necessary skills can be applied to take them through to the next level of evaluation. These projects – in copper, iron ore, nickel, gold and potash – emphasise the continuity of our growth potential for the medium term.
     With a strong market, the outlook for our iron ore businesses remains exciting. The expansion of capacity in Western Australia at a cost of US$1,300 million is the single largest project investment we have made in many years. The major elements of the programme are on track for completion by the end of 2005 with the result that Rio Tinto expects to have a managed capacity of over 170 million tonnes of iron ore per year.
     The expansion is part of a major capital expenditure programme in Western Australia that also includes the US$200 million HIsmelt® iron making plant that will be commissioned early in 2005 after more than 20 years of research and development. The Comalco Alumina Refinery in Australia was successfully commissioned in the fourth quarter of 2004 and made its first shipment to China ahead of schedule.
     The Hail Creek coking coal mine reached its capacity of 5.5 million tonnes per annum in 2004 well ahead of our original expectations. An expansion of capacity to eight million tonnes is already under way for completion by 2006. This is an excellent example of how our focus on assets with large reserves gives us options to expand in line with demand. It is a large, high quality resource with reserves of nearly 200 million tonnes. Hail Creek also illustrates the value of patience and thoroughness; it was under study on and off for 30 years.
     The success of the Diavik diamond project in Canada, where overall performance has comfortably exceeded expectations, prompted us to bring forward development of a second orebody to help sustain the advantages that have been created. Development will necessitate construction of a second dike. Mining of the second orebody is scheduled to begin in early 2008. A study is also under way into the viability of underground mining, including the construction of an exploration decline.
     During 2004, we continued to pursue opportunities for asset disposals in a patient and disciplined manner. We sold our shareholding in Freeport-McMoRan Copper & Gold, receiving net proceeds of US$882 million while retaining our joint venture interest

Cash flow from operations US$m	Margins

4	Rio Tinto 2004 Annual review

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in production from the Grasberg mine. We locked in further value with the sale of the Zinkgruvan zinc mine in Sweden, and our interests in the Neves Corvo copper and tin mine in Portugal and the Morro do Ouro gold mine in Brazil. We restructured our interest in Rio Tinto Zimbabwe to focus on the Murowa diamond project in that country.

Safety, health, environment and communities
There was a marked improvement in our safety record in 2004 even though there is considerable work still to be done to reach Rio Tinto’s goal of zero injuries and illnesses.
     I am sorry to report that there was one fatal accident at a managed operation. While this compares with six deaths at operations in 2003, it remains wholly unacceptable that anyone should be fatally injured at work. There were also a number of near misses. We will redouble our efforts to increase visible leadership from all levels of management and emphasise the role of employees themselves in developing safe work habits. There were 371 lost time incidents during the year, a 21 per cent decrease from 2003. The lost time frequency rate was 0.65 compared with 0.82 in 2003.
     The 2004 winners of the Chief Executive’s Safety Award were Rio Tinto Brasil’s Morro do Ouro gold mine for the second consecutive year, Quebec Metal Powders in Canada, and Rio Tinto Exploration Australasia, which was commended for its performance in 2003. The awards improve recognition of good performance based on Rio Tinto's safety targets and programmes.
     We continued to improve our understanding of the environmental implications of our activities regarding biodiversity, climate change, water and energy use, waste disposal and use of our products. There was no change in the number of significant environmental incidents (16) compared to 2003. There was, however, a decrease, from eight to four, in the number of significant spills.
     At Energy Resources of Australia (ERA) environmental incidents occurred that were unacceptable and which marred an otherwise commendable performance. Numerous changes to systems have been made and increased resources applied so that such shortcomings are not repeated. Three subsequent Australian Government audits were satisfactorily completed.
     To improve consistency and to share good practices, we developed standards and guidance to help our businesses to work more closely with people neighbouring our operations. They aim to arrive at an understanding of what we can do for mutual benefit and then to secure implementation of agreed objectives. We support over 2,000 socio-economic programmes covering health care, education, agriculture, and business development.
     We responded to the Asian tsunami disaster by committing

Product group earnings US$m	Net debt: total capital %

A$1 million (about US$750,000) to the relief effort in countries where we are active. The funds will be donated through appropriate international agencies in Indonesia and India where we can leverage our local knowledge most effectively.

Outlook
The world economy is slowing to a more sustainable pace after growth accelerated sharply in 2004. If the slowdown is well managed, particularly in the US and China, which have been the key drivers for growth in recent years, it will be a welcome development for commodity markets. These are already severely stretched to meet demand. Developments in the foreign exchange markets remain a key economic uncertainty.
     Rio Tinto is benefiting from a very strong business environment as developing countries ramp up their demand for metals and minerals and mature economies enjoy relatively solid economic growth. While this outlook is encouraging for the short and medium term, there remain fundamental uncertainties on the world stage. Among them are the direction the US economy will take, the rate of growth in China and the sustainability of growth in Asia as a whole.
     Our record financial performance under strong market conditions in 2004 enabled us to focus on capital management to achieve a balance between future investment and rewards for shareholders. We have many options for investing in our future growth, with a strong suite of opportunities in the project pipeline. As always we will apply our rigorous capital appraisal processes.
     The world in which we operate is always changing and we are anticipating and reacting to those changes in order to remain successful. Barring the uncertainties I mentioned, the near term looks encouraging. Whatever the economic conditions, Rio Tinto has the assets and the people to maximise shareholder value in a sustainable way.
     In conclusion, I thank my management team and our valued employees all over the world for their continued support during 2004.

Leigh Clifford Chief executive

*	Adjusted earnings excludes the effect of exceptional items of such magnitude that their exclusion is necessary in order that adjusted earnings fulfil their purpose of reflecting the Group’s underlying performance. A reconciliation to net earnings can be found on page 27. 2004, 2003, 2002 and 2001 exclude exceptional items.

Note: Product group earnings are stated before exceptional items, net interest, exploration and evaluation costs and other central items. A reconciliation is shown on page 26.

Rio Tinto 2004 Annual review	5

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Review of operations

     The pace of China’s economic development is driving global demand for iron ore.
While China is the largest and fastest growing market, the Japanese steel industry is operating at capacity and steel making in Korea and Taiwan is also at record levels. Rio Tinto’s Pilbara based iron ore mines are ideally placed to benefit from this massive growth in demand, making the region one of the hottest mineral provinces on earth.

Rio Tinto is one the largest suppliers of iron ore globally, and is a market leader in China, with relationships developed over the past 30 years. Hamersley Iron has two mines, Channar and Eastern Range, which were developed in joint venture with the Chinese steel industry. In 2004, Rio Tinto strengthened trading links with China by concluding long term sales contracts for the supply of an additional 40 million tonnes of iron ore annually. As a result, Hamersley Iron (Rio Tinto:100 per cent) and Robe River (Rio Tinto: 53 per cent) together now have about 85 million tonnes of ore a year committed to China.
     With long term contracts underpinning future sales, Rio Tinto has embarked on one of the largest development projects undertaken by the Group in recent times with US$1.3 billion committed to port, rail and mine expansion projects. The biggest of the projects began in 2004 with the US$700 million Dampier Port Upgrade to increase shipping capacity. The work is centred on the Parker Point loading facility and entails adding a new ore car dumping facility and increasing the size of the stockyard to allow increased tonnage to be unloaded and stockpiled at the port.
     An ore wharf extension, deepening of the vessel berths and the installation of a second ship loader will allow three vessels to be berthed at the wharf and two vessels to be loaded simultaneously. By the time the work is substantially completed at the end of 2005, Dampier’s export capacity will have risen from 74 million tonnes to 116 million tonnes a year. Consideration is also being given to expanding the port facilities at Cape Lambert further to increase the region’s ore export capacity.
     There are a number of projects occurring simultaneously to increase mine production. A US$200 million expansion of Hamersley Iron’s Yandicoogina mine should be completed by mid 2005. It will increase the mine’s production capacity from 24 million to 36 million tonnes a year. This comes on top of the opening of Hamersley’s ten million tonnes a year Eastern Range mine,

6	Rio Tinto 2004 Annual review

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Right: Inspecting a stockpile of iron
ore. Products are blended to meet
the needs of steel mill customers.

Below right: A Hamersley iron mine
in the Pilbara (left) and the extensive
transport infrastructure required to
move the product to markets in Asia.

completed in 2004 at a cost of US$67 million. Meanwhile, a US$105 million development currently being carried out at Robe River’s West Angelas mine will boost capacity there from 20 million tonnes to 25 million tonnes a year.
     At present, one of the factors that is inhibiting the achievement of greater export tonnages is a bottleneck in the rail system operated by Pilbara Rail Company to transport ore from nine mines to the three shipping terminals. Most of the rail network is single track and its capacity will be greatly enhanced by a US$200 million project now in hand to install dual track along 145 kilometres of the main line.
     Taken together, these and other associated investment projects will lift the iron ore production capacity at Hamersley Iron and Robe River’s operations from the approximately 100 million tonnes produced in 2003 to more than 170 million tonnes by 2006. Depending on market demand and the outcome of studies being carried out at the Nammuldi, Marandoo and Tom Price mines, that figure could eventually rise to more than 180 million tonnes a year.
     Two new corporate entities have been formed to ensure that Hamersley Iron and Robe River operate in a responsive, and efficient manner and that the expansion projects are brought to fruition on time and within budget.
     Pilbara Iron, an initiative agreed last year between Rio Tinto and its three Japanese partners in Robe River, was created to optimise the use of Hamersley Iron and Robe River’s existing assets. It will manage, maintain and operate the two companies’ port, rail, power and infrastructure assets and will also provide a range of corporate and site services.
     The second new company, Rio Tinto Expansion Projects, has brought together a several hundred strong team, whose specialist skills in project management, evaluation, design and construction will be used to ensure that Rio Tinto gets maximum value out of the new investments.

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Iron Ore Earnings contribution US$m
Iron Ore group

Higher prices in strong market
Reflecting the strength of the market, 18.6 per cent price increases were achieved for fiscal year 2004 for both lump and fines following the nine per cent increases agreed to in 2003.
      Iron Ore’s contribution to 2004 adjusted earnings was US$569 million, US$70 million higher than in 2003. At 31 December 2004, the group accounted for 28 per cent of Rio Tinto’s operating assets, an increase of 20 per cent over the year. In 2004, the group contributed approximately 18 per cent of the Group’s turnover and 26 per cent of adjusted earnings.
      Rio Tinto’s Iron Ore group wholly owns Hamersley Iron in Western Australia. Hamersley wholly owns five mines and also operates the 60 per cent owned Channar mine, and the 54 per cent owned Eastern Range mine on behalf of joint venture partners. The Channar mine is a joint venture with an Australian subsidiary of the China Iron & Steel Industry & Trade Group Corporation, and the Eastern Range mine is owned in joint venture with the Shanghai Baosteel Group Corporation and was commissioned in April 2004.
The group also includes Rio Tinto’s effective 53 per cent interest in Robe River Iron Associates’ two mines in Western Australia and Rio Tinto’s 59 per cent interest in Iron Ore Company of Canada. The Iron Ore group operates both enterprises, which were acquired in 2000. In 2005, responsibility for Rio Tinto Brasil’s Corumbá mine was transferred to the Iron	Ore group. In addition, the group includes the HIsmelt® direct smelting technology developed in Western Australia (see page 20) and resources held globally including the Orissa (India) and the Simandou (Guinea) deposits.
      In 2003, Rio Tinto reached agreement with its joint venture partners in Robe River to allow closer cooperation between the Pilbara operations of Hamersley and Robe. In 2004, a new company, Pilbara Iron, was formed to enable the sharing of rail, port and power infrastructure as well as management of non infrastructure assets (including mobile and other mining equipment) and site and corporate services. Coordination was progressively implemented during 2004, with the effect that RTIO’s iron ore assets in the Pilbara are now run as an optimised and integrated operation.
      Pilbara Iron now operates the rail, port, and power assets owned by Hamersley Iron and Robe, and provides a range of business services. Pilbara Rail Company operates the combined rail assets of Hamersley and Robe. Pilbara Iron (including employees seconded to Pilbara Rail Company) employs 2,880 people.
      At Iron Ore Company of Canada, operations were halted for ten weeks in July to September due to a strike over contract terms, although shiploading from stockpiles continued for part of the period.
RTIO employs almost 6,000 people worldwide.

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Buoyant market conditions and a smooth first 18 months of operations have resulted in the mine reaching full production capacity
well ahead of original expectations.

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Rio Tinto has long enjoyed a prominent position in Australia’s thermal coal market and is today the country’s second largest exporter of this product. Until recently, however, the Group has been only a relatively small player in the Australian coking coal market, its sole output (some two million tonnes a year) coming from the Kestrel mine in Queensland.
     That has now changed. The Hail Creek open cut mine (Rio Tinto: 82 per cent) in central Queensland’s coal rich Bowen Basin began operating in July 2003 and exported its first shipment of coking coal a month later. In 2004, the mine’s first full calendar year of operation, Rio Tinto’s share of its output was 4.6 million tonnes.
      With a production capacity of 5.5 million tonnes per annum, Hail Creek’s commissioning proved to be well timed. Not only was the mine brought into operation in less than two years – a month ahead of schedule and at the US$255 million budget – but buoyant market conditions and a smooth first 18 months of operations have resulted in its reaching full production capacity well ahead of original expectations.
     Hail Creek is an excellent example of how Rio Tinto’s focus on long life assets with large reserves gives the Group options to expand when markets are right. The huge deposit of over 200 million tonnes was discovered in 1968 but a variety of factors, including periodic recessions in the global steel market, unfavourable tax regimes, rapidly escalating labour costs and joint venture issues, all seemed to conspire against development. About six years ago, however, Rio Tinto took a fresh look at the economic and technical potential of the deposit and this in due course led to the decision to develop the mine.
     Although Hail Creek is a medium size coal mine in industry terms and breaks no new barriers in terms of the technology it uses, it is a very efficient operation with a working environment in which every employee feels they have an equally important role.
     As a producer of high quality coal for steel production, one of Hail Creek’s particular strengths is its flexibility to respond to changes in market circumstances. This is because it is capable of producing two coking coal products – a standard medium ash coking coal and a high value, low ash coal for those customers willing to pay a premium.
     Growth is foreseen in the demand for coking coal, in particular from China. Rio Tinto Coal Australia has already started expansion of Hail Creek’s production capacity to eight million tonnes per year at a cost of US$157 million. The project is relatively straightforward with permits already in place for the higher level of production. The project is scheduled to be completed in the first half of 2006 and will further strengthen Rio Tinto’s position in the coking coal export market. Studies are under way to increase production beyond eight million tonnes.
     The current expansion of Hail Creek is largely underpinned by a long term sales agreement entered into by Nippon Steel of Japan to purchase 30 million tonnes of coking coal over a period of 15 years. Nippon Steel is a partner in the Robe River Joint Venture, part of Rio Tinto’s Iron Ore group. As part of a raw materials package combining Rio Tinto iron ore and coal, Nippon purchased an eight per cent interest in the Hail Creek Joint Venture as well as 47 per cent of the Beasley River iron ore deposit for US$150 million.
     Together with production from Kestrel, the eight million tonnes a year of capacity at Hail Creek will make Rio Tinto the fourth largest coking coal producer in Australia.

Energy group

Higher volumes and prices
The Energy group’s coal interests are in Australia and the US. They supply internationally traded and domestic US and Australian markets. The group includes Rössing Uranium in Namibia and Energy Resources of Australia, which supply uranium oxide for use in electricity generation.
The group’s 2004 contribution to adjusted earnings was US$365 million, excluding an exceptional charge of US$160 million relating to Colowyo. The earnings contribution was US$208 million higher than in 2003. Results benefited from a strengthening market for thermal coal and the entry of the new Hail Creek mine into a rising market for coking coal.
At 31 December 2004, the Energy group accounted for 13 per cent of Group operating assets and, in 2004, contributed 21 per cent of Rio Tinto’s turnover and 16 per cent of adjusted earnings.
In 2003 Rio Tinto formed a single organisation to manage the Energy group’s coal assets in Australia. Rio Tinto and Coal & Allied (Rio Tinto: 75.7 per cent) agreed to combine Coal & Allied corporate and service functions with those of Pacific Coal to increase efficiencies and lower costs. Pacific Coal (Rio Tinto: 100 per cent) was renamed Rio Tinto Coal Australia (RTCA). Effective 1 February 2004, RTCA manages both Pacific Coal’s existing assets and Coal & Allied’s assets in the Hunter Valley in a centralised management structure which provides for shared costs.
Coal & Allied sales were constrained by insufficient rail infrastructure to meet producer demand. A port allocation system was introduced in April 2004 to limit ship queues and reduce demurrage and will continue at least through 2005.
After the first commercial shipments in October 2003, RTCA’s coking coal mine at Hail Creek ramped up to its production capacity of 5.5 million tonnes per annum during 2004.

Energy Earnings contribution US$m

Note: 2002, 2003 and 2004 exclude exceptional charges

Rio Tinto 2004 Annual review 9

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Industrial Minerals

Development in the mining industry is complex, with technical challenges, product/marketing options and sustainable development criteria all requiring consideration. Rio Tinto experience shows that incorporating all areas of decision making as early as possible in a project’s feasibility analysis can multiply the benefits delivered. Two industrial minerals projects, one on the drawing board, the other completed, illustrate this approach.
     A mineral sands project being pursued by QIT Madagascar Minerals (QMM) in partnership with the Government of Madagascar will address future global demand for titanium feedstocks. The deposit near Fort-Dauphin, in the south east of Madagascar, consists of three mineralised zones. First phase production could ramp up to 750,000 tonnes per year of ilmenite and 25,000 tonnes per year of zircon. At that rate, the three zones could support mining for over 50 years.
     The sands will be mined by a conventional floating dredge. Ahead of the dredge, the vegetation will be removed and topsoil stored for use in rehabilitation. The dredged sand, up to 20 metres deep, will be separated by gravity into five per cent heavy minerals and 95 per cent residual silica sand. The heavy mineral concentrate will then be processed into ilmenite and zircon. The residual minerals are returned to fill in the mining pond. The ilmenite and zircon will be trucked about 15 km along a new road to a new port for shipment to one of Rio Tinto’s upgrading facilities or for sale

Multiplying the benefits
Rio Tinto experience shows that incorporating all areas of decision making as early as possible in a project’s feasibility analysis can multiply the benefits delivered.

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directly to customers. The port will be a multi purpose public facility with QMM providing the basis for port operations.
      Madagascar hosts one of the world’s rarest and diverse ecosystems which is under pressure as a result of widespread poverty. Forests have been destroyed for agriculture and fuel. If left unchecked, the destruction will cause the extinction of many endemic species of flora and fauna within a few decades.
      To help address this issue, a number of conservation zones have been established both around and within QMM’s project area to protect the most vulnerable flora and fauna. Not only will Rio Tinto forego mining within these zones but there will be active investment elsewhere to ensure their preservation and sustainability. The company is planting fast growing species to provide a sustainable source of wood for the villagers and relieve pressure on conservation zones, as well as restoring the littoral forests with slower growing, endemic species.
      Individual agreements have been negotiated with local communities for the management of the region’s natural resources. These form part of the extensive QMM obligations to the Government under the Environmental Management Plan. An alliance between QMM and the not for profit USAID agency is targeting social and environmental development in the Fort Dauphin area.
      On the other side of the world in the Argentinian Andes, Borax Argentina, a unit of Rio Tinto Borax, built a boric acid plant that recycles waste material at the Tincalayu mine to produce an additional 8,000 tonnes of production.
      The company consulted its neighbours as part of the planning process, explaining the short and long term effects of increased hauling and dumping of material while keeping a commitment to consider the health and safety of employees and surrounding communities as a first priority.
      Boric acid is relatively simple to make. It involves dissolving ore in dilute sulphuric acid; separating out mud and rocks; cooling down the liquid until crystals of boric acid form; and drying and screening the crystals to make the final product. However, increasing production without increasing emissions and energy use is more complicated.
      Computer models were used to design the most efficient plant configuration and assessments were made of each stage of the production process to measure environmental effects. All equipment was then reviewed to find opportunities to heighten capacity and efficiency. For example, adding a vacuum belt filter to improve dewatering made the drying process more efficient, thereby reducing energy requirements.
      A new crystallizer was designed to recover heat used to dissolve ore. More efficient heat exchangers were installed, replacing models that required frequent maintenance. A new gas fired dryer was installed to dry more tonnes of boric acid per unit of energy.

Left: Rio Tinto is linking with international agencies in Madagascar to encourage community micro enterprises as part of preparations for a mineral sands project.	Below: A Rio Tinto Borax distribution warehouse in California. Borates are a vital ingredient of many home, agricultural and beauty care products.

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In Madagascar, Rio Tinto strives to be a partner in development. Above: Nursery staff tend to young Uapaca trees at a plant nursery established by the project manager QIT Madagascar Minerals. The indigenous forest is home to the chameleon and other wildlife but also the source of charcoal for fuel.

Right: Borax Argentina produces borates in the Andes at Tincalayu, sharing the land with llamas, while in the US, another industrial mineral, talc, is produced by Luzenac at the Yellowstone mine in Montana.

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Industrial Minerals group

Industrial minerals Earnings contribution US$m

Improvement in trading conditions
Rio Tinto’s Industrial Minerals group produces borates, industrial salt, talc and titanium dioxide feedstock. Rio Tinto Borax, Rio Tinto Iron & Titanium, Luzenac and Dampier Salt, its principal businesses, are leading suppliers of their respective products.
     At 31 December 2004, the Industrial Minerals group accounted for 13 per cent of the Group’s operating assets and contributed approximately 15 per cent of Rio Tinto’s turnover and ten per cent of adjusted earnings in 2004.
      Industrial Minerals’ contribution to 2004 adjusted earnings was US$223 million, 45 per cent higher than in 2003, reflecting higher volumes and prices at Borax, increased prices at Rio Tinto Iron & Titanium and the partial reversal of a writedown taken in 2003 relating to a customer receivable. There was also a steady improvement in trading conditions for both the talc and salt businesses in 2004. These factors were partially offset by the strength of the Canadian dollar and South African rand against the US dollar.
     Rio Tinto Borax’s earnings were 18 per cent higher at US$94 million. The borates business benefited from continued strength in the US housing market and increasing demand from China.
Rio Tinto Iron & Titanium earnings at US$95 million were 102 per cent higher than in 2003. Although the conventional feedstock market remained in oversupply, earnings benefited from stronger demand for iron, steel, rutile and zircon co-products and the partial reversal of a writedown taken in 2003 relating to a customer receivable. Production of conventional slags reflected market conditions, while production of upgraded slag (UGS) continued to run at capacity.

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The Weipa bauxite mine in Australia’s remote Cape York Peninsula underpins Rio Tinto’s aluminium business by providing the ore from which alumina (aluminium oxide) is refined for smelting into aluminium. Deposits one to ten metres thick lie beneath a thin soil cover.
      Comalco, wholly owned by Rio Tinto, has a mining lease agreement with the State Government of Queensland covering an area of 2,500 square kilometres, the largest landholding in the Rio Tinto Group, providing plenty of scope for planning for the future.
      The team at Weipa are responding to a growing global demand for bauxite with the mine recently undergoing a US$150 million expansion. This long term investment has resulted in an operation that simultaneously mines two different orebodies. It also means long running benefits to neighbouring communities, by making the best of available natural resources.
      Thanks to a co-operative partnership between Comalco, the Queensland Government and Nanum Tawap – a company owned by the five Traditional Owner groups of the neighbouring Napranum community – timber on the lease is being harvested prior to mining.
      Previously timber was salvaged after the clearing operation had occurred. This resulted in poor returns due to the inaccessibility of the fallen timber and damage during the felling process. In 2004, arrangements were made between Comalco and Nanum Tawap to allow harvesting of timber ahead of mining while taking into consideration mine safety, heritage management, licensing and access. This resulted in 1,500 cubic metres of timber being harvested without incident compared to the previous average of 50 cubic metres per annum.
      General manager for Nanum Tawap in 2004, Peter Robinson, said some of the company’s wood had already been shipped to the new Disneyland in Hong Kong. “We have shipped hardwood overseas and the enterprise has extended beyond milling to include manufacturing masonry blocks and developing a nursery. Our nursery will be grafting and planting mahogany trees and we are also collecting seeds for future planting.”
      John Graham, community relations manager for the Weipa mine, said he believed the partnership with Nanum Tawap provided a practical way to share the region’s natural resources by working together.
      “As part of the Western Cape Communities Co-existence Agreement (see insert) we have made a commitment to provide employment to local Aboriginal people. However, we realise that it is important to develop employment opportunities beyond Comalco and this venture is a good way of doing that,” John said.
      Employees at Nanum Tawap also collect seeds from local native plants that Comalco then uses in its revegetation programme. By working alongside locally owned businesses, Comalco is making sure the economic benefits of mining are shared as close to home as possible.
      While it takes time for new enterprises to emerge and grow like Nanum Tawap, each new entity is providing greater choice for the local community. Each one provides an alternative income stream in the community and is an investment in the future.
      Traditional Owners are also working with Comalco on archaeological surveys of undisturbed areas of the lease. Often working in the field for weeks on end, they help Comalco’s archaeologist identify and record areas like shell middens, as well as artefacts, to improve the understanding and management of the region’s heritage. Comalco expanded the cultural heritage programme in 2004 and Traditional Owners are continually educating employees and their families through cultural awareness training.
      In 2005, the Weipa community will be celebrating the 50th anniversary of the discovery of bauxite and hopes the mine will still be there to celebrate the 100th anniversary. By working together with its neighbours now, Comalco is building a more sustainable business and providing more choices for the next generation.

12	Rio Tinto 2004 Annual review

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Aluminium group

Stronger prices increase earnings
Rio Tinto’s Aluminium group encompasses its wholly owned, integrated aluminium subsidiary, Comalco, and its 51 per cent share in Anglesey Aluminium.
      At 31 December 2004, the Aluminium group accounted for 23 per cent of Rio Tinto’s operating assets and in 2004 contributed 17 per cent of Group turnover and 15 per cent of adjusted earnings.
      Rio Tinto Aluminium’s contribution to 2004 adjusted earnings was US$334 million, an increase of 67 per cent. Stronger aluminium prices increased earnings by US$162 million with the average three months aluminium price in 2004 at 78 US cents per pound compared with 65 US cents per pound in 2003. The effect of the weakening US currency reduced Aluminium’s earnings by US$55 million.
Rio Tinto Aluminium is a major supplier of bauxite, alumina and primary aluminium to world markets. It employs some 3,850	people. It operates Weipa, a large, wholly owned bauxite mine on Cape York Peninsula, Queensland. Approximately 90 per cent of the bauxite is shipped to alumina refineries at Gladstone, Queensland and Sardinia, Italy.
      Construction of the first stage of the wholly owned Comalco Alumina Refinery at Gladstone in Queensland was completed in late 2004, ahead of schedule and on budget at US$750 million. Operations have commenced and first shipments were made in November 2004, three months ahead of schedule. The refinery will produce 1.4 million tonnes of alumina annually, with full capacity due to be reached by the end of 2006. The refinery enables Rio Tinto Aluminium to add further value to the Weipa bauxite deposit and strengthen both Rio Tinto Aluminium’s and Australia’s positions in the world alumina market.
Comalco has a long term alumina supply agreement with Norsk Hydro, to	supply 300,000 tonnes of alumina in 2005 and then 500,000 tonnes of alumina per year for more than 20 years. This agreement underpins the company’s investment in the Comalco Alumina Refinery.
      Rio Tinto Aluminium’s primary aluminium is produced by smelters at Boyne Island at Gladstone (59.4 per cent), Bell Bay (100 per cent) in Tasmania, Tiwai Point (79.4 per cent) in New Zealand and Anglesey (51 per cent) in Wales, UK.

Aluminium
Earnings contribution
US$m

The Western Cape Communities Co-existence Agreement

The WCCCA was signed by 11 Traditional Owner groups, four councils, the Cape York Land Council, the Queensland Government and Comalco in March 2001. The agreement, which was under discussion for five years, recognised and respected the inherent native title rights of traditional owners and allowed for consultation over future development of mining operations at Weipa. Key aspects include:

- Annual payments commencing at A$4 million per year (including a state government contribution of A$1.5 million) into a trust managed by traditional owner and community representatives to fund development initiatives.
- An additional A$500,000 for Aboriginal employment and training.
- Recognition and support for Traditional Owner groups and their claims for Native Title.
- Relinquishment of parts of the Comalco lease no longer required for mining.
- Cultural heritage protection and cultural awareness training for all Comalco staff and principal contractors in Weipa.

BELLA
SAVO

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Copper

Open pit mining, which accounts for most copper production in the world, is economically efficient because large tonnages can be recovered through bulk mining. To transfer the cost efficiencies of bulk mining underground is a technological challenge currently facing the industry.
     Rio Tinto and other mining companies face the task of laying the conceptual and technological foundations for the mines of the future, employing as one alternative a mining method called block caving. At Northparkes in Australia, Palabora in South Africa and Grasberg in Indonesia, Rio Tinto is building up its expertise in the development of block caving operations.
     Block caving is an underground bulk mining method that, under favourable geological conditions, is well suited to large deep copper deposits. It involves deliberate undermining of the orebody at a carefully calculated depth, sometimes below an open pit or a previous undercut. This triggers progressive collapse of broken ore through a previously developed system of workings connected to a hoisting shaft. The intended result is tantamount to an underground “rock factory”; one that goes on delivering mill feed to the surface for many years.
     After 38 years as an open pit mine, Palabora has been transformed into a block caving operation. The new underground mine is directly below the depleted open pit, which had a final depth of about 800 metres.
     The first production level is about 400 metres below the deepest part of the pit, with some 225 million tonnes of caveable ore above it. Preparation of the underground mine began in 1998, caving started in 2002, and ore production has nearly reached the target rate of 30,000 tonnes per day. The delay in reaching planned capacity caused financial losses in 2003 and 2004, but the technical lessons learned will have enduring value.

The ore at Palabora is unusually hard for a block caving operation. Making it cave in a way that delivers a continuous stream of adequately fragmented ore to the production level was extraordinarily difficult at first. It is becoming easier as the mass of broken ore increases and blockage clearance becomes more proficient.
     Block caving at Northparkes has reached a more advanced stage. In 2004, ore started to be delivered through the second production level, tapping caved ore between that and the first level. The layout of the second level is much simpler, allowing greater automation of the ore retrieval by mobile equipment.
     Each new operation will have its own characteristics, sometimes in the form of challenges, but they will have a common need for expertise in such things as predictive modelling, cave control and equipment selection. Operations are all contributing to the Group’s store of expertise. Safety is paramount, and safer working practices are an important outcome of the experience being gained at current operations.
     Looking into the future, block caving may be the chosen method for underground mining at the Bingham Canyon mine in the US, where the open pit is approaching its final depth. Various options for underground development are being studied. Meanwhile the life of the pit is being extended by pushing back its walls.
     Block caving has strong attractions as the mining method at the Resolution project in Arizona, US. Exploration has confirmed the existence of a large body of copper mineralisation. The deposit starts about 1.5 kilometres below surface in an area with high amenity value serving the recreational needs of greater Phoenix.
     Minimising the surface impact of underground mining is a consideration that favours block caving, and other methods that take advantage of the deposit’s natural characteristics. Though a mine is at least a decade away, it is a project Rio Tinto will be capable of executing, thanks to expertise being gained today.

Depth of experience

Society expects the mining industry to
supply large quantities of copper at a
competitive price while making the smallest
possible imprint on the environment. As the
majority of near surface deposits are
depleted it is likely that the future trend will
be towards underground mining, certainly
near populated areas.
14	Rio Tinto 2004 Annual review

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Earnings up
95%
Copper group

Rio Tinto’s Copper group comprises Kennecott Utah Copper in the US and interests in the copper mines of Escondida in Chile, Grasberg in Indonesia, Northparkes in Australia, Palabora in South Africa, and Resolution Copper project in the US. The group has management responsibility for Kennecott Minerals Company in the US.
     Stronger markets resulted in copper prices averaging 60 per cent more than in 2003. The Copper group’s contribution to earnings was US$856 million, which was US$416 million or 95 per cent higher than in 2003.
     At 31 December 2004, the Copper group, which also produces gold as a significant co-product, accounted for 19 per cent of the Group’s operating assets and, in 2004, contributed approximately 22 per cent of Rio Tinto’s turnover, of which 70 per cent was from copper and the remainder mostly from gold. It accounted for 39 per cent of adjusted earnings in 2004.
     Kennecott Utah Copper’s contribution to adjusted earnings of US$293 million compared with US$88 million in 2003.
     Rio Tinto’s share of earnings from Escondida increased to US$416 million. Mined production of copper was up 22 per cent due to the resumption of full production at the beginning of 2004. The earnings contribution from the Grasberg joint venture decreased by US$66 million to US$38 million chiefly as a result of the material slippage in October 2003. Palabora recorded a loss of US$21 million in 2004 due to the negative effect of the stronger rand in relation to the US dollar combined with lower volumes and higher costs due to delays in reaching production capacity in the underground mine. An evaluation of the business resulted in a provision for asset impairment of US$161 million after tax and outside shareholders’ interests.
     With divestments in 2004, the Copper group comprises a smaller number of higher quality assets. In March 2004, Rio Tinto sold its holding in Freeport-McMoRan Copper and Gold Inc. (FCX) to FCX for net consideration of US$882 million, and later in the year divested its interests in the Zinkgruvan and Neves Corvo mines for US$193 million. Sale of the Fortaleza nickel complex in Brazil was completed in early 2004. The sale of Rio Tinto’s 51 per cent interest in Rio Paracatu Mineração for US$250 million was completed at the end of the year.

Opposite: A mobile drill rig develops a tunnel at the Northparkes copper mine in Australia.

Above: The Bingham Canyon mine in Utah, US, where a US$170 million project to enlarge the pit has been approved.

Below: Copper rod being produced at the smelter at Palabora, South Africa.

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Diamonds

Unearthing

As a multi-source producer our production streams remain separate and therefore warrant the origin of the product. This means that customers know exactly what they are getting and where it came from, either Diavik in Canada, Argyle in Australia, or Murowa in Zimbabwe.

16 Rio Tinto 2004 *Annual review*

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a clear advantage

Rio Tinto 2004 *Annual review* 17

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Above left: A Diavik rough diamond.
The search for additional sources
includes geophysical surveys that
measure the electromagnetic
properties of rocks beneath the
surface (above right).

Left: Aerial view of the Diavik
diamond mine at Lac de Gras,
northern Canada.

Rio Tinto is unique among the world’s large scale producers of rough diamonds in that it concentrates on mining and has no involvement in diamond cutting, jewellery manufacture or retailing. Nevertheless, the Group assumes stewardship of its products throughout the supply chain.
      The “chain of custody” system is particularly relevant in the context of the Kimberley Process – an inter-governmental protocol established at the behest of the United Nations – that aims to prevent the sale of “conflict diamonds”. These diamonds originate from areas controlled by forces opposed to legitimate and internationally recognised governments and are often used to fund military action against those governments, or in contravention of the decisions of the UN Security Council.
      Although conflict diamonds were estimated at their peak to represent no more than four per cent of the global diamond trade, their presence on the market was having a disproportionately damaging effect on the image and interests of the legitimate majority of the industry.
      The Kimberley Process Certification Scheme (KPCS) was put in place in 2003 to help answer this problem. It was the culmination of two years’ intensive cooperation among governments and the diamond industry, and Rio Tinto was one of the first companies to endorse it.
      Essentially, the KPCS is an international system of physical checks and document trails which provide a reliable means of tracing the ownership and movements of rough diamonds. Today the scheme is supported by 43 member countries and accounts for about 98 per cent of the world’s diamond trade.
      Although Rio Tinto is not itself directly involved in the cut diamond and gold jewellery sector, it believes strongly in the concept of responsible product stewardship throughout the supply chain. In 2004, we demonstrated this by becoming one of the ten founding signatories of an initiative launched in November by the

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Traditional land owners at the Argyle mine in Australia signed a participation agreement in 2004 that was three years in the making. The agreement, with the mine and the local land council, sets out a shared vision for regional development in the area of the mine.

US trade association, Jewelers of America.
      Designed to give consumers confidence in the ethical standards and reputation of the diamond industry, the initiative has three main components:
•	Creating a foundation to coordinate corporate responsibility in the industry;
•	Defining of standards on integrity, human rights and the environment; and
•	Ensuring the implementation of those standards.

The programme accords well with an initiative established by Rio Tinto in 2003. Most of the Group’s rough diamonds are cut and polished in India, a country where as many as one million people are employed directly or indirectly in the industry.
     Rio Tinto Diamonds’ Business Excellence Model (BEM) sets out standards and guidelines on such issues as employment practices (including no use of child labour), environmental protection, and health and safety. The programme is independently managed and audited, and only customers that meet its high standards are permitted to describe themselves as BEM certified.
     This helps customers to sell ethical products into markets such as the US. It also provides Rio Tinto with assurance on the downstream use of its products. Customers are able to enjoy the benefits of dealing in diamonds that are mined to world class social and environmental standards.
     In late 2004, Rio Tinto commenced commercial production from the small scale Murowa deposit in Zimbabwe. The phased approach reduces the initial investment and allows us to confirm marketing and regulatory arrangements prior to expansion, which could be considered within three years. Diamonds from Murowa are marketed through Rio Tinto Diamonds in Antwerp with safeguards in place regarding chain of custody of the product. Zimbabwe is also a signatory of the Kimberley Process.

Diamonds Earnings contribution US$m

Diamonds group

Earnings increase by 50 per cent
Diamonds contributed US$169 million to adjusted earnings, an increase of US$56 million from 2003, assisted by the continuing operating success of the Diavik Diamonds mine. The comparative figures reflect the reorganisation in 2003 of product group responsibilities, with gold and other metal production accounted for under Copper, Exploration and Other operations.
     The Diamonds group comprises Rio Tinto’s 60 per cent interest in the Diavik Diamonds mine in Canada, the wholly owned Argyle mine in Australia, Rio Tinto’s 78 per cent interest in the Murowa mine in Zimbabwe which started production in 2004, and diamond sales and representative offices in Belgium and India.
      At 31 December 2004, Diamonds accounted for eight per cent of the Group’s operating assets and, in 2004, contributed five per cent of Rio Tinto’s turnover and eight per cent of adjusted earnings.
     The diamond market continued to be strong. There was robust growth in retail jewellery sales in the US and the Japanese market grew for the first time in a number of years. Industry rough prices improved, particularly for large, clean, white rough diamonds for which demand has been consistently in excess of supply. Prices also increased for polished diamonds.
     Rio Tinto sells its diamonds through its marketing arm, Rio Tinto Diamonds, according to their mine source in order to gain the benefits of origin.
     Programmes are in place to ensure that firms operating to acceptable standards of social responsibility process diamonds mined by Rio Tinto.

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Exploration

Developing
value over time

Over the last year, five projects have been transferred from exploration to the product groups for further evaluation. This success reflects tenacity and patience, often in contrary circumstances over a number of years. It demonstrates how Exploration delivers an advantage by finding orebodies that can make a difference to Rio Tinto’s bottom line; and doing so in collaboration with the commercial needs of the product groups.
     In Argentina, thanks to RTE nurturing an on-off opportunity for ten years, the Industrial Minerals group is currently evaluating a large, undeveloped potash deposit. The deposit is held by an Argentine company, Potasio Rio Colorado (PRC), over which Rio Tinto holds an exclusive option to acquire full ownership.

     PRC’s history goes back to the 1980s when its owners claimed title for a potash deposit and went on to outline a resource estimated to exceed two billion tonnes of mineralisation, a prospect of rare size and potential. Potash is used as an agricultural fertiliser.
     The potash layers appeared as continuous, flat lying strata of good grade, but at a depth at which conventional underground mining was unlikely to be economic. In the early 1990s, PRC raised finance and began testing an extraction method called solution mining. This involves pumping hot water down to the potash layers, dissolving the mineral and returning the potash bearing solution to the surface. The potash is recovered from the brine by crystallisation.
     Although it had raised its own finances for the trial, PRC’s resources were insufficient to complete the work and develop a commercial operation. The combination of its need for additional resources and the indicated quality of the deposit attracted several potential joint venture partners to talk to PRC. A Rio Tinto predecessor, CRA Exploration (since integrated into RTE), successfully negotiated an option with PRC in 1995. Further work was done by CRA, including seismic testing and drilling. A pre-feasibility study was completed in 1996.
     However, project economics proved to be mediocre. Transport infrastructure to the area was very poor at that time and Argentine costs were high with the peso pegged to the US dollar. Rio Tinto decided to withdraw from its option.
     Nevertheless, because of the size and quality of the resource, RTE maintained contact with the owners. In 1999, Rio Tinto gave the go ahead to re-examine the project. RTE updated the 1996 study taking into account stronger market conditions and the improvement of access infrastructure to the project area.
     Responsibility for the project passed to Industrial Minerals and negotiations started for a new option. Progress towards a deal was slow and the opportunity seemed to have been lost when the owners of PRC signed an option with a competitor under terms which would not have been economic for Rio Tinto.
     With the deteriorating political and economic situation in Argentina in 2001, the competitor withdrew its option. RTE began talking to the owners again and Industrial Minerals continued those discussions through the political and economic turmoil of 2002. In 2003, a new option agreement was agreed giving Rio Tinto the exclusive right until the end of 2005 to acquire 100 per cent of PRC.
     During the current option period Rio Tinto is carrying out a comprehensive evaluation of PRC’s potential to be developed as a major new presence in the international potash business. Working together, Industrial Minerals, RTE and Rio Tinto Technical Services have confirmed and improved the previous understanding of the mineral resource. Improvements to the solution mining process are being sought, transportation plans updated and market and industry studies undertaken.
     The project has good fundamental potential, enhanced by a favourable supply and demand balance in the global potash market. RTE’s capabilities, tenacity and vision over the years have yielded what may become an exciting new business opportunity for Rio Tinto.

18	Rio Tinto 2004 Annual review

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Increased activity raises expenditure

At the end of 2004, Rio Tinto was exploring in 30 countries for a broad range of commodities including copper, diamonds, nickel, industrial minerals, gold, bauxite, iron ore and coal. Exploration employs 191 geologists and geophysicists around the world and has a total complement of 880 people.
      Cash expenditure on exploration in 2004 was US$193 million and the pre-tax charge to earnings was US$187 million, a US$60 million increase over 2003, reflecting increased iron ore exploration in Western Australia and evaluation work on projects transferred to product groups during the year.
      The Exploration group seeks to discover or identify mineral resources that will contribute to the growth of the Rio Tinto Group. The discovery of new resources is essential to replace deposits as they are mined and to help meet the increasing global demand for minerals and metals.
      The Exploration group is opportunistic in approach and its resources are deployed on projects that show the best chance of delivering a world class deposit to Rio Tinto. Mineral exploration is a high risk activity. Rio Tinto’s statistics show that an average of only one in 350 mineral prospects that are drill tested result in a mine for the Group. Rio Tinto believes in having a critical mass of projects, selected through a rigorous process of prioritisation.
      The group is organised into four geographically based teams and a fifth team that looks for industrial minerals on a global basis. Additionally, a small focused project generation team covers the world for new opportunities.
      Exploration in 2004 focused on advancing the most promising targets across the spectrum of grassroots, generative, drill test stage, and near mine programmes. Good results were obtained from a number of locations.
      Order of magnitude studies were completed at the Simandou iron ore (Guinea) and Eagle nickel (Michigan, US) projects. Both projects have been transferred to dedicated teams for prefeasibility assessment.
      Several projects are in the process of initiating order of magnitude studies to assess their economic potential for advancement to prefeasibility assessment. An order of magnitude study was commenced at the La Sampala nickel laterite resource in Indonesia, and is nearing completion.
      Diamond exploration continued in Canada, southern Africa, Mauritania, Brazil and India. A number of diamond bearing kimberlite pipes were discovered and follow up test work is in progress to gauge economic potential.
      Copper exploration continued in Turkey, Peru, Chile, Argentina and the US. Copper mineralisation was encountered in drilling in projects in Turkey and Peru, which warrant further follow up drill testing.
      The group was active in the search for industrial mineral deposits in a number of parts of the world including North and South America, Europe, south east Asia and Turkey.
      We continued to support brownfield work at a number of Rio Tinto operations. Exploration in the vicinity of the Argyle diamond mine continued. In the US and Argentina, active programmes were conducted in the vicinity of the Boron and Tincalayu mines. In Indonesia, exploration in and around the Grasberg mine led to the addition of further copper reserves.

Opposite: An oil and gas rig was used for deep
drilling at the Potasio Rio Colorado potash
project in Argentina, while, below, conventional
drill cores await use at the Resolution Copper
project in Arizona, US.

Rio Tinto 2004 Annual review 19

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HItech

Rio Tinto’s future success depends on the skills of its people and the quality of its mineral resources. Of no less importance is the quality of the technology that it deploys in harvesting that mineral wealth. Illustrating Rio Tinto’s leading position in technology is the HIsmelt® process, a new approach to iron smelting that will provide the iron and steel industry with a more cost effective and environmentally superior alternative iron making process.
      In the next few months, the first commercial size HIsmelt® plant at Kwinana near Perth in Western Australia will be commissioned, at a cost of US$200 million, so bringing to fruition 22 years’ research and development work. First hot metal is expected to be produced by the end of the first quarter of 2005 after which it is planned the plant will ramp up to 60 per cent of capacity in the first year, 90 per cent in the second, to reach full capacity in the third of 800,000 tonnes per year.
      Until now, the blast furnaces which smelt iron ore to produce pig iron have suffered from a number of drawbacks. For example, the feed for the furnace has to be in the form of pellets or sinter, whose preparation adds an extra stage – and cost – to the whole operation. Traditional blast furnaces also have to be fed with coke rather than coal, which means that coke ovens are needed, adding further to the overall capital cost of the smelting operation.
      The HIsmelt® process, on the other hand, is a direct iron making method that avoids the need for sinter or pellet plants and coking ovens. Instead it converts iron ore to high quality liquid pig iron through the injection of ordinary non coking coal and fine iron ore into a bath of molten iron. It can be considered both as a potential replacement for the blast furnace and as a new source of low cost iron units for the electric arc steel making industry.
      Nor should the environmental benefits of HIsmelt® be overlooked. Doing away with sinter and pellet plants and coking ovens means that the large amounts of energy consumed by these processes and the greenhouse gases, nitrous oxides and sulphur bearing gases that they would have emitted are avoided. A further benefit is that HIsmelt® can be used to smelt steel plant wastes efficiently.
      HIsmelt® therefore represents a lower cost, more environmentally efficient alternative to conventional iron making technology. The technology has all of the attributes required for the ideal iron production process: great flexibility in feed materials, low capital intensity and high operational flexibility and lower operating costs than conventional technology.
      As smaller, traditional blast furnaces increasingly become uneconomic owing to rising infrastructure and coking coal costs, the HIsmelt® process will offer an alternative for which outputs of less than one million tonnes a year should be commercially viable. It is therefore attractive to the growing industrial regions of south east Asia and indeed to other steel producing areas.
      HIsmelt® at Kwinana operates as a joint venture between Rio Tinto (60 per cent), Nucor, one of the US’s biggest steelmakers (25 per cent), Japan’s Mitsubishi Corporation, a major international trading company (ten per cent) and a leading Chinese steelmaker, Shougang Corporation (five per cent). The technology has already been licensed to two companies, and a number of others have expressed a keen interest in accessing the technology.

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Technology

Supporting the drive for excellence
The charge for the Technology group against net earnings was US$25 million, compared with US$16 million in 2003. The increase was mainly due to the weaker US dollar and the greater level of activity in all Technology group units.
     The Technology group provides technical assistance to Rio Tinto’s product groups and their businesses, and advises executive management. In support of the drive towards operational excellence, a key focus is to identify and implement best practices, to improve safety and environmental performance, maximise operating efficiency and add value across Rio Tinto.
      Technology staff include experienced professionals covering all the main industry related disciplines, while the Office of the Chief Technologist manages the Group’s involvement in external and collaborative research. The total staff in the Technology group at year end was 343 compared with 325 in 2003.
      Technical Services continued to increase its involvement with Rio Tinto operations and also provided significant contributions at non managed operations. Activity over the year was again at record levels, with a strong focus on the enhancement of initiatives to improve business unit performance and implement best practice such as in water management and metallurgical margin improvement. New initiatives recently commenced include Excellence in Mine Planning and Resource Management.
     The Office of the Chief Technologist is responsible for the identification and the transfer of technology based opportunities for the Group.
     The external research portfolio covers a broad range of industry related initiatives some of which link directly with internal development projects. Work on improving efficiency and reducing costs is continuing in areas such as comminution, water usage and materials handling. A number of breakthrough projects are also being pursued.
      Technical Evaluation continued in its principal role of providing independent review of all major investment proposals being considered by the Group. Risk assessment and management is an important and integral component of the project review process. The unit also continued with the programme of post investment reviews, and has established a database system to consolidate the findings so that lessons learned from completed projects can be shared within the Group.
      The Project Management Unit provides ongoing support to major project teams across Rio Tinto, both for projects in execution and those still in the feasibility stage. There was also continued involvement with some major projects at non managed operations.
      Asset Utilisation is now well established across the Group and its workload continued to expand. There has been particularly heavy involvement with the iron ore operations in Western Australia which is expected to continue through 2005. The process control group is now well established, and the development of tools to improve performance continues, such as asset integrity and remote monitoring.
      There is continuing emphasis on ensuring that safety, operability and maintainability issues are fully addressed and incorporated in all the unit’s work.

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Joining the conservation debate
November 2004 saw the public launch in Bangkok of Rio Tinto’s Biodiversity Strategy at the world’s largest conservation gathering, held every four years. The World Conservation Congress is the official policy making event of the IUCN (the International Union for Conservation of Nature and Natural Resources).
     It attracted nearly 5,000 delegates from across a spectrum of conservation interests, providing a good opportunity to profile the results of the Group’s work over the last five years in developing capacity to manage biodiversity, and identifying the principles and practices that will deliver long term environmental benefit and business value in the future.
     The strategy is a response to society’s expectations of the mining industry with regard to biodiversity. It provides a framework for operations to bring together the interests and concerns of many affected groups – including indigenous landowners, local communities, investors, employees, NGOs, regulators, scientific and finance communities – so that their interests and concerns are addressed and best practices are consolidated and progressed.
     This should deliver long term business value by enabling Rio Tinto to better understand biodiversity issues and their local and regional social context, and ensure that projects address these issues equitably, effectively and profitably.
     First among the principles is Rio Tinto’s aim to have a net positive effect on biodiversity. The route lies in minimising the negative impacts of its activities, and making appropriate contributions to conservation in the regions where it operates. Also central to the strategy is a firm commitment to integrating biodiversity issues and considerations into every phase of the business cycle, from planning and decision making to operating and reporting. Other commitments include conservation of threatened species, consultation with all interested parties, and the use of appropriate expertise and resources – whether internal or external – for solving biodiversity issues
     The launch of the strategy provoked detailed discussion at a platform session open to both members and non-members of the IUCN during the forum. Many saw the strategy as representing a leading position in the extractive industries. Others held the view that conservation and capitalism are mutually incompatible. However, the general feeling was that the debate has moved on,

Left: Lemurs in Madagascar. Rio Tinto is working with conservation partners to establish protected forest zones in the vicinity of a mineral sands project. Above: Colourful seed pods collected as part of a baseline conservation study at the Simandou iron ore project in Guinea, west Africa.

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The way we work
Rio Tinto is in business to create value by finding and developing world class mineral deposits and operating and eventually closing operations safely, responsibly and efficiently. To do so, we take a disciplined and integrated approach to the economic, social and environmental aspects of all our activities.
     Our approach to achieving this is through implementation of the policies described in The way we work, our statement of business practice, at all levels of the business.
     The statement, redistributed in 2003 in 19 languages, is the result of many months of wide internal consultation and discussion and represents shared values from around the Group. The document was published initially in January 1998, and revised in the light of experience in 2002, following further Group wide review and consultation, external benchmarking of policies against the best practice of other organisations, and approval by the Rio Tinto board.
     The way we work commits the Group to transparency consistent with normal commercial confidentiality, corporate accountability, and the application of appropriate standards and internal controls. It sets the basis for how Group companies’ employees work and also provides guidance for joint venture partners and others. Every employee is responsible for implementing the policies in the document.
Rio Tinto has adopted the Association of British Insurers’ 2003 disclosure guidelines on social responsibility in preparing this report. Details of the Group’s overall and individual businesses’ social and environmental performance continue to be published on the Rio Tinto website: www.riotinto.com

Safety is paramount in the way Rio Tinto works.

24 Rio Tinto 2004 Annual review

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with many conservation groups now actively interested in working with corporate organisations to find solutions to managing biodiversity.
     Rio Tinto representatives engaged in the conservation debate in several additional sessions at the congress. These included a workshop on business and biodiversity partnerships, where the positive value of pursuing partnerships (such as Rio Tinto with Kew Gardens, London and BirdLife International) was clearly demonstrated.
     A session on good practice guidance for the mining and metals industry was jointly organised by the International Council on Mining and Metals (ICMM), of which Rio Tinto was a founding member, and the IUCN. The presentations and subsequent discussion showed that Rio Tinto is already comfortable with commitments and processes beyond the point at which the ICMM is currently positioning itself.
     At the congress exhibition Rio Tinto distributed copies of the Biodiversity Strategy, and team members engaged in discussion with members of non government organisations looking to engage with conservation performance leaders in industrial sectors.
     The content and quality of discussion at the forum showed just how far the conservation debate had progressed, although certain issues still have different priorities in the business and conservation communities. The trend gives Rio Tinto encouragement that greater opportunities for constructive debate and learning will flow from its commitment to achieve a leading position in the management of biodiversity.

Left: The Palabora copper mine adjoins the Kruger National Park in South Africa’s bushveld, sharing the mine property with a variety of wildlife, including this foraging bull elephant. As part of its social contribution the Palabora Foundation helps to bring about a high standard of education in the local area (above).
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Financial information by business

										Capital
			Net earnings (a	)	Gross turnover (b)		Operating assets (c)		expenditure (d)
	Rio Tinto
	interest		2004	2003	2004	2003	2004	2003	2004	2003
	%		US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Iron Ore
Hamersley (inc. HIsmelt®)	100.0		447	424	1,625	1,329	2,211	1,543	745	298
Robe River	53.0		119	68	552	374	1,910	1,852	109	75
Iron Ore Company of Canada	58.7		3	7	428	442	530	489	51	37

			569	499	2,605	2,145	4,651	3,884	905	410

Energy
Kennecott Energy	100.0		119	88	1,107	955	447	561	169	168
Rio Tinto Coal Australia	100.0		180	70	769	433	661	649	50	92
Kaltim Prima Coal	(e	)	–	31	–	142	–	–	–	2
Coal & Allied	75.7		51	(24)	769	597	717	787	15	34
Rössing	68.6		(4)	(19)	124	86	40	46	2	4
Energy Resources of Australia	68.4		19	11	174	131	179	178	7	5

			365	157	2,943	2,344	2,044	2,221	243	305

Industrial Minerals			223	154	2,057	1,801	2,170	2,038	248	139

Aluminium	(f	)	334	200	2,411	1,936	3,683	3,258	449	436

Copper
Kennecott Utah Copper	100.0		293	88	1,113	722	1,243	1,277	105	83
Escondida	30.0		416	122	1,003	502	624	492	113	45
Freeport	(g	)	(4)	23	43	344	–	144	–	33
Grasberg joint venture	(h	)	38	104	153	397	428	417	35	60
Palabora	49.2		(21)	1	305	206	358	426	30	66
Kennecott Minerals	100.0		79	60	263	239	166	136	36	9
Rio Tinto Brasil	(i	)	1	48	108	139	50	138	18	19
Other Copper	(e	)	54	(6)	167	176	190	335	42	63

			856	440	3,155	2,725	3,059	3,365	379	378

Diamonds
Argyle	100.0		23	72	322	434	666	600	89	22
Diavik	60.0		145	41	420	122	599	674	49	78
Murowa	78.0		1	–	2	–	16	–	14	–

			169	113	744	556	1,281	1,274	152	100

Other operations			28	21	145	184	89	98	10	4

Product group total			2,544	1,584	14,060	11,691	16,977	16,138	2,386	1,772

Other items			(114)	(45)	75	64	(642)	(455)	5	17
Exploration and evaluation			(152)	(98)
Net interest			(57)	(59)

Adjusted earnings			2,221	1,382
Exceptional items			592	126
Less: joint ventures and associates (d)									(234)	(181)

Total			2,813	1,508	14,135	11,755	16,335	15,683	2,157	1,608

Less: net debt							(3,751)	(5,646)

Net assets							12,584	10,037

(a)	Net earnings represent after tax earnings attributable to the Rio Tinto Group. Earnings of subsidiaries are stated before interest charges but after the amortisation of the discount related to provisions. Earnings attributable to joint ventures and associates include interest charges.
(b)	Gross turnover includes 100 per cent of subsidiaries’ turnover and the Group’s share of the turnover of joint ventures and associates.
(c)	Operating assets of subsidiaries comprise net assets before deducting net debt, less outside shareholders’ interests which are calculated by reference to the net assets of the relevant companies (ie net of such companies’ debt). For joint ventures and associates, Rio Tinto’s net investment is shown. For joint ventures and associates shown above, Rio Tinto’s shares of operating assets, defined as for subsidiaries, are as follows: Escondida US$948 million (2003: US$905 million), Grasberg joint venture US$428 million (2003: US$417 million).
(d)	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment. The details provided include 100 per cent of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of joint ventures and associates. Amounts relating to joint ventures and associates not specifically funded by Rio Tinto are deducted before arriving at total capital expenditure for the Group.
(e)	During June 2004, Rio Tinto sold its interests in Somincor and Zinkgruvan. During 2003, Rio Tinto sold its interests in Kaltim Prima Coal, Alumbrera and Peak.
(f)	Includes Rio Tinto’s interest in Anglesey Aluminium (51 per cent) and Comalco (100 per cent).
(g)	On 30 March 2004, Rio Tinto sold its 13.1 per cent shareholding in Freeport-McMoRan Copper & Gold Inc. The sale of the shares does not affect the terms of the joint venture referred to below.
(h)	Under the terms of a joint venture agreement, Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.
(i)	Rio Tinto sold its 99.9 per cent interest in Fortaleza on 1 January 2004, and its 51 per cent interest in Morro do Ouro on 31 December 2004.

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Summary financial statements

These summary financial statements have been extracted from the full financial statements, which have been reported on by the auditors, and which will be filed with the United Kingdom Registrar of Companies and the Australian Securities and Investments Commission. The auditors’ report on the full financial statements is unqualified and does not contain a statement under either S237(2) or S237(3) of the UK

Companies Act 1985. The summary financial statements do not contain sufficient information to allow as full an understanding of the results and affairs of the Group and parent companies as is provided in the full financial statements. Copies of the 2004 Annual report and financial statements, which include the full financial statements, may be obtained from the addresses shown on page 55.

Summary profit and loss account Years ended 31 December

	2004		2003
	US$m		US$m

Gross turnover (including share of joint ventures and associates)	14,135		11,755

Share of joint ventures’ turnover	(2,373)		(1,820)
Share of associates’ turnover	(418)		(707)

Consolidated turnover	11,344		9,228
Net operating costs (2004 includes exceptional charges of US$558 million)	(9,622)		(7,732)

Group operating profit	1,722		1,496

Share of operating profit of joint ventures	1,052		536
Share of operating profit of associates	156		234
Profit on disposal of interests in operations	920		126

Profit on ordinary activities before interest and taxation	3,850		2,392

Net interest payable	(149)		(206)
Amortisation of discount	(105)		(92)

Profit on ordinary activities before taxation	3,596		2,094

Taxation (2004 is reduced by a tax credit of US$97 million relating to exceptional items)	(841)		(567)

Profit on ordinary activities after taxation	2,755		1,527
Attributable to outside equity shareholders (2004 includes a credit of US$133 million relating to exceptional items)	58		(19)

Profit for the financial year (net earnings)	2,813		1,508

Dividends to shareholders	(1,062)		(882)

Retained profit for the financial year	1,751		626

Earnings per ordinary share	204.0	c	109.5	c
Adjusted earnings per ordinary share	161.0	c	100.3	c
Diluted earnings per ordinary share	203.6	c	109.3	c
Adjusted diluted earnings per ordinary share	160.8	c	100.2	c

Dividends per share to Rio Tinto shareholders	77.0	c	64.0	c

The results for both years relate wholly to continuing operations.
The profit for each year includes exceptional items which are added back in the table below to arrive at Adjusted earnings where the items are of such magnitude that their exclusion is necessary in order that Adjusted earnings fulfil their purpose of reflecting the underlying performance of the Group.
	2004		2003
	US$m		US$m

Profit for the financial year (net earnings)	2,813		1,508
Exceptional items impact on the above profit and loss account as follows:
Profit on disposal of interests in operations	920		126
Asset write downs and provision for contract obligation	(558)		–
Taxation	97		–
Attributable to outside equity shareholders	133		–

Net exceptional items	592		126

Adjusted earnings	2,221		1,382

Directors’ emoluments are set out in the Remuneration report beginning on page 37.

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Summary balance sheet At 31 December

2004	2003		2004	2003
A$m	A$m		US$m	US$m

		Intangible fixed assets
1,463	1,583	Goodwill	1,139	1,185
125	92	Exploration and evaluation	97	69

1,588	1,675		1,236	1,254
		Tangible fixed assets
21,332	20,294	Property, plant and equipment	16,605	15,196
		Investments
4,464	4,318	Share of gross assets of joint ventures	3,475	3,233
(1,340)	(1,349)	Share of gross liabilities of joint ventures	(1,043)	(1,010)

3,124	2,969	Investments in joint ventures	2,432	2,223
495	690	Investments in associates/other investments	385	517

3,619	3,659	Total investments	2,817	2,740

26,539	25,628	Total fixed assets	20,658	19,190

		Current assets
2,603	2,381	Inventories	2,026	1,783
		Accounts receivable and prepayments
2,214	2,236	Falling due within one year	1,723	1,674
1,074	1,080	Falling due after more than one year	836	809

3,288	3,316	Total accounts receivable	2,559	2,483
100	307	Investments	78	230
501	528	Cash	390	395

6,492	6,532	Total current assets	5,053	4,891

		Current liabilities
(1,035)	(2,930)	Short term borrowings	(806)	(2,194)
(3,326)	(2,858)	Accounts payable and accruals	(2,589)	(2,140)

(4,361)	(5,788)	Total current liabilities	(3,395)	(4,334)

2,131	744	Net current assets	1,658	557

28,670	26,372	Total assets less current liabilities	22,316	19,747

		Liabilities due after one year
(4,287)	(5,140)	Medium and long term borrowings	(3,337)	(3,849)
(515)	(430)	Accounts payable and accruals	(401)	(322)

(6,498)	(6,058)	Provisions for liabilities and charges	(5,058)	(4,536)

(1,203)	(1,340)	Outside shareholders’ interests (equity)	(936)	(1,003)

16,167	13,404	Net assets	12,584	10,037

16,167	13,404	Capital and reserves	12,584	10,037

The balance sheet has been translated into Australian dollars using the year end exchange rate.
The 2004 full financial statements were approved by the directors on 24 February 2005 and signed on their behalf by

Paul Skinner Chairman	Leigh Clifford Chief executive	Guy Elliott Finance director

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Reconciliation with Australian GAAP 31 December

2004	2003		2004	2003
A$m	A$m		US$m	US$m

3,830	2,327	Net earnings under UK GAAP	2,813	1,508
		Increase/(decrease) net of tax in respect of:
(189)	(253)	Goodwill amortisation	(139)	(164)
135	–	Profit on sale of operations	99	–
135	–	Contributions to fixed asset additions	99	–
(31)	(8)	Taxation	(23)	(5)
–	11	Other	–	7

3,880	2,077	Net earnings attributable to members under Australian GAAP	2,849	1,346

281.3c	150.8c	Earnings per ordinary share under Australian GAAP	206.6c	97.7c

Diluted earnings per share under Australian GAAP are 0.3 US cents (2003: 0.2 US cents) less than the above earnings per share figures.

2004	2003		2004	2003
A$m	A$m		US$m	US$m

16,167	13,404	Shareholders’ funds under UK GAAP	12,584	10,037
		Increase/(decrease) net of tax in respect of:
772	1,165	Goodwill	601	872
59	92	Taxation	46	69
804	626	Dividends	626	469
135	–	Contributions to fixed asset additions	105	–
(33)	(32)	Other	(26)	(24)

17,904	15,255	Shareholders’ funds under Australian GAAP	13,936	11,423

Reconciliation with US GAAP
The Group has received a comment letter issued on 30 December 2004 by the US Securities and Exchange Commission (the SEC) relating to its 2003 Annual Report on Form 20-F, which was filed on 26 March 2004. The SEC reviews such filings as a matter of routine. The Group is currently evaluating and responding to the SEC’s comments. A US GAAP reconciliation and related information for US investors will be provided to US shareholders as required by the Group’s New York Stock Exchange listing agreement and will be available to other shareholders on request from the secretaries of the Companies at the time the Companies’ 2004 Annual report on Form 20-F is filed with the SEC.

Exceptional items Years ended 31 December

	2004	2003
	US$m	US$m

Gains/(losses) relating to disposals of interests in:
– Subsidiaries (a)	208	(6)
– Joint ventures (b)	65	107
– Associates (c)	536	25
– Other investments (d)	104	–

	913	126

Charges relating to:
– Palabora asset write down (e)	(161)	–
– Colowyo asset write down and provision for contract obligation (e)	(160)	–

	(321)	–

Net exceptional items	592	126

(a)	Includes gains from the disposal of interests in Mineração Serra de Fortaleza Limitada, Zinkgruvan AB and Rio Paracatu Mineração S.A. in 2004 and Peak Gold Mines Pty Limited in 2003.
(b)	The gain from disposal of joint ventures in 2004 relates to the sale of a 10 per cent interest in Hail Creek. The Group retained joint control of the operation after the disposal. The gain in 2003 relates to the disposal of the Group’s interest in P.T. Kaltim Prima Coal.
(c)	Includes gains from the disposal of interests in Freeport-McMoRan Copper &
Coal Inc. and Sociedade Mineira de Neves-Corvo S.A. (Somincor) in 2004 and Minera Alumbrera Limited in 2003.
(d)	Includes gains from the disposal of interests in Lake Cowal, Sepon and Boke in 2004.
(e)	The asset write downs and provision for contract obligation align the balance sheet values of the relevant assets and contract obligation with the net present values of the expected future cash flows relating to those assets.

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Summary cash flow statement Years ended 31 December

	2004	2003
	US$m	US$m

Cash inflow from operating activities	3,621	2,888

Dividends from joint ventures and associates	828	598

Total cash flow from operations	4,449	3,486

Returns on investment and servicing of finance	(206)	(277)

Taxation	(875)	(917)

Purchase of property, plant and equipment	(2,164)	(1,533)
Funding of Group share of joint ventures’ and associates’ capital expenditure	(33)	(94)
Repayments from/(other funding of) joint ventures and associates	15	(18)
Exploration and evaluation expenditure	(193)	(130)
Sale of property, plant and equipment	40	19
Sales less purchases of other investments (2004 includes proceeds on disposal of interests in operations of US$110m)	250	83

Capital expenditure and financial investment	(2,085)	(1,673)

Disposals less acquisitions	1,511	405

Equity dividends paid to Rio Tinto shareholders	(906)	(833)

Cash inflow before management of liquid resources and financing	1,888	191

Summary financial data in Australian dollars, sterling and US dollars

2004	2003	2004	2003		2004	2003
A$m	A$m	£m	£m		US$m	US$m

19,248	18,143	7,722	7,198	Gross turnover (including share of joint ventures and associates)	14,135	11,755

4,897	3,232	1,964	1,282	Profit on ordinary activities before taxation	3,596	2,094

3,024	2,133	1,213	846	Adjusted earnings (a)	2,221	1,382

3,830	2,327	1,537	923	Profit for the financial year (net earnings)	2,813	1,508

277.8c	169.0c	111.4p	67.1p	Earnings per ordinary share	204.0c	109.5c
219.3c	154.8c	88.0p	61.4p	Adjusted earnings per ordinary share (a)	161.0c	100.3c

				Dividends per share to Rio Tinto shareholders
		41.48p	37.13p	– Rio Tinto plc	77.0c	64.0c
103.82c	89.70c			– Rio Tinto Limited	77.0c	64.0c

6,058	5,380	2,430	2,135	Total cash flow from operations (b)	4,449	3,486

(2,839)	(2,582)	(1,139)	(1,024)	Capital expenditure and financial investment	(2,085)	(1,673)

(4,819)	(7,540)	(1,944)	(3,170)	Net debt	(3,751)	(5,646)

16,167	13,404	6,520	5,636	Equity shareholders’ funds	12,584	10,037

(a)	Adjusted earnings exclude exceptional net gains of US$592 million (2003: US$126 million).
(b)	Total cash flow from operations includes dividends from joint ventures and associates.
(c)	Profit and loss account and cash flow items are converted to Australian dollars at an average rate of A$1.36 : US$1 (2003: A$1.54 : US$1) and to sterling at the average rate of £0.55 : US$1 (2003: £0.61 : US$1). Balance sheet items are converted to Australian dollars at the closing rate of A$1.28 : US$1 (2003: A$1.34 : US$1) and to sterling at the closing rate of £0.52 : US$1 (2003: £0.56 : US$1). Australian dollar and sterling dividend amounts quoted above are stated at the actual amount payable.

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Australian Corporations Act – summary of ASIC class order relief

Pursuant to section 340 of the Corporations Act 2001 (Corporations Act), the Australian Securities and Investments Commission issued an order dated 21 July 2003 that granted relief to Rio Tinto Limited from certain requirements of the Corporations Act in relation to the Company’s financial statements. The order essentially continues the relief that has applied to Rio Tinto Limited since the formation of the Group’s dual listed companies structure in 1995. The order applies to Rio Tinto Limited’s financial reporting obligations for financial years and half-years ending between 30 June 2003 and 31 December 2004 (inclusive).
In essence, the order allows Rio Tinto Limited to prepare, and to treat as the principal financial statements for it and its controlled entities, combined financial statements of Rio Tinto Limited and Rio Tinto plc and their respective controlled entities as if the Group constituted a single economic entity and the combined financial statements were consolidated financial statements. In addition, those combined financial statements are to be prepared:
•	on the basis of ‘merger’, rather than ‘acquisition’, accounting under UK GAAP (ie on the basis that Rio Tinto Limited was not acquired by, and is not controlled by, Rio Tinto plc and that carrying amounts, rather than fair values, of assets and liabilities at the time of formation of the Group’s dual listed companies structure were used to measure those assets and liabilities at formation);
•	in accordance with the principles and requirements of UK GAAP, rather than Australian GAAP (except for one limited instance in the case of any concise report), and in accordance with UK financial reporting obligations generally;
•	with US dollars as the reporting currency (although translations to Australian dollars and pounds sterling may be included, and translations to Australian dollars are required for a summary statement of financial position for the Group); and

Independent auditors’ statement

To the members of Rio Tinto plc and Rio Tinto Limited
We have examined the summary financial statements of the Rio Tinto Group, which comprise the summary Group profit and loss account, the summary Group balance sheet, the summary Group cash flow statement, the reconciliation with Australian GAAP, the financial information by business, the directors’ report and the remuneration report.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the Annual review in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statements within the 2004 Annual review with the annual financial statements, the directors’ report and the remuneration report, and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and Section 314 of the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission order dated 21 July 2003, and the regulations made thereunder. We also read the other information contained in the 2004 Annual review and consider the implications for our statement if we become aware of any apparent misstatements or material inconsistencies with the summary financial statements. The other information comprises the items listed in the contents section of the 2004 Annual review, apart from the 2004 summary financial statements, the directors’ report and the remuneration report.
     This statement, including the opinion, has been prepared for and only for each Company’s members as a body in accordance with Section 251 of the United Kingdom Companies Act 1985 (in respect of Rio Tinto plc) and Section 314 of the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission order dated 21 July 2003 (in respect of Rio Tinto Limited), and for no

•	with a reconciliation of information from UK GAAP to Australian GAAP (see page 29).

The combined financial statements must also be audited in accordance with relevant UK requirements. Rio Tinto Limited must also prepare a directors’ report which satisfies the content requirements of the Corporations Act (applied on the basis that the consolidated entity for those purposes is the Group). Rio Tinto Limited is also required to comply generally with the lodgement and distribution requirements of the Corporations Act (including timing requirements) in relation to the combined financial statements (including any concise report), the auditor’s report and the directors’ report.
Rio Tinto Limited is not required to prepare consolidated financial statements for it and its controlled entities. Rio Tinto Limited is still required to prepare and lodge parent entity financial statements for itself in respect of each relevant financial year, in accordance with the principles and requirements of Australian GAAP and with Australian dollars as the reporting currency, and to have those statements audited. The statements are not required to be laid before the Company’s annual general meeting or distributed to shareholders as a matter of course. However, Rio Tinto Limited must:
•	include in the combined financial statements for the Group, as a note, summary parent entity financial statements for Rio Tinto Limited (ie summary statements of financial position, financial performance and cash flows), prepared in accordance with Australian GAAP and with Australian dollars as the reporting currency; and
•	make available the full parent entity financial statements free of charge to shareholders on request, and also include a copy of them on the Company’s website.

other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6, ‘The Auditors’ statement on the summary Financial statement’ issued by the Auditing Practices Board for use in the United Kingdom.

Opinion
In our opinion the summary financial statements are consistent with the annual financial statements, the directors’ report and the remuneration report of the Rio Tinto Group for the year ended 31 December 2004 and comply with the applicable requirements of Section 251 of the United Kingdom Companies Act 1985 and Section 314 of the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission order dated 21 July 2003, and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
24 February 2005
in respect of the members of Rio Tinto plc

PricewaterhouseCoopers
Chartered Accountants
Perth
24 February 2005
in respect of the members of Rio Tinto Limited

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Chairman	Executive directors	Non executive directors

1 Paul Skinner (age 60)
Paul Skinner was appointed chairman in November 2003. He graduated in law from Cambridge University and in business administration from Manchester Business School. A director of Rio Tinto since 2001, he is chairman of the Nominations committee and the Committee on social and environmental accountability. He was previously a managing director of The “Shell” Transport and Trading Company plc and group managing director of The Royal Dutch/Shell Group of Companies, for whom he had worked since 1966. He is a director of Standard Chartered PLC and the Tetra Laval Group. He is also a member of the board of INSEAD business school. (notes b and d)

Notes
a) Audit committee
b) Nominations committee
c) Remuneration committee
d) Committee on social and     environmental accountability
e) Independent (as defined on pages 45 and 46)

2 Leigh Clifford (age 57)
Leigh Clifford became chief executive in 2000, having been a director of Rio Tinto plc since 1994 and Rio Tinto Limited since 1995. A mining engineer he is a bachelor of engineering and a master of engineering science. He has held various roles in the Group’s coal and metalliferous operations since joining in 1970, including managing director of Rio Tinto Limited and chief executive of the Energy group. He is a former director of Freeport-McMoRan Copper & Gold Inc and a non executive director of Barclays Bank plc.

3 Guy Elliott (age 49)
Guy Elliott became finance director of Rio Tinto in 2002. He holds an MA from Oxford and joined the Group in 1980 after gaining an MBA from INSEAD business school. He has subsequently held a variety of management positions, including being president of Rio Tinto Brasil from 1996 to 1999.

4 Ashton Calvert (age 59)
Ashton Calvert was appointed a director of Rio Tinto with effect from 1 February 2005. He recently retired as secretary of the Department of Foreign Affairs and Trade of the Government of Australia. He was educated at the University of Tasmania and, as a Rhodes scholar, also gained a doctorate in mathematics from Oxford University. During his career in the Australian foreign service he held appointments in Washington and, on four occasions, in Tokyo, where he was ambassador between 1993 and 1998 prior to his appointment as secretary. In these and other roles he developed extensive experience of the Asian countries which represent key markets for Rio Tinto. (notes b, d and e)

5 Sir David Clementi (age 56)
Sir David was appointed a director of Rio Tinto in January 2003. He is chairman of Prudential plc, prior to which he was Deputy Governor of the Bank of England. Sir David’s earlier career was with Kleinwort Benson where he spent 22 years, holding various positions including chief executive and vice chairman. A graduate of Oxford University and a qualified chartered accountant, Sir David also holds an MBA from Harvard Business School. (notes a, c and e)

6 Sir Richard Giordano (age 70)
Sir Richard, who will also retire from the boards at the conclusion of the 2005 annual general meetings, is the senior non executive director and a deputy chairman. He is also chairman of the Audit committee. He has been a director of Rio Tinto plc since 1992 and of Rio Tinto Limited since 1995. A lawyer by training, he spent 12 years at BOC Group, first as chief executive, then chairman. In 1993, Sir Richard became a director of British Gas, assuming the role of chairman in 1994. A former chairman of BG Group plc, he is a director of Georgia Pacific Corporation in the US and a trustee of Carnegie Endowment for International Peace. (notes a, b, d and e)

7 Leon Davis (age 65)
Leon Davis, who will retire at the conclusion of the 2005 annual general meetings, is the Group’s Australia based non executive deputy chairman. He became a director of Rio Tinto Limited in 1994 and of Rio Tinto plc in 1995. He is a metallurgist and holds a diploma in primary metallurgy and a DSc from Curtis University and the University of Queensland. During nearly 50 years with the Group he has held a number of managerial posts around the world, ultimately as chief executive from 1997 to 2000. A former director of Codan Pty. Limited, he is chairman of Westpac Banking Corporation and a director of Huysmans Pty Limited and Trouin Pty Limited, and is also president of the board of The Walter and Eliza Hall Institute of Medical Research. (note d)

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8 Vivienne Cox (age 45)
Vivienne Cox was appointed a director of Rio Tinto with effect from 1 February 2005. She is currently executive vice president of BP p.l.c. for Integrated Supply and Trading and also for Gas Power and Renewables. She is a member of the BP group chief executive’s committee. She holds degrees in chemistry from Oxford University and in business administration from INSEAD. During her career in BP she has worked in chemicals, exploration, finance, and refining and marketing. (note e)

9 Andrew Gould (age 58)
Andrew Gould was appointed a director of Rio Tinto in 2002. He holds a degree in economic history and is chairman and chief executive officer of Schlumberger Limited, where he has held a succession of financial and operational management positions, including that of executive vice president of Schlumberger Oilfield Services and president and chief operating officer of Schlumberger Limited. He joined Schlumberger in 1975 from Ernst & Young. (notes a, c and e)

10 Lord Kerr (age 63)
Lord Kerr was appointed a director of Rio Tinto in 2003. He has an MA from Oxford University and was a member of the UK Diplomatic Service for 36 years, heading the service from 1997 to 2002. On a secondment to the UK Treasury he was principal private secretary to two Chancellors of the Exchequer. His service abroad included spells as Ambassador to the European Union from 1990 to 1995, and to the US from 1995 to 1997. He is chairman of the Court and Council of Imperial College, London; a director of The “Shell” Transport and Trading Company plc and The Scottish American Investment Trust plc. Lord Kerr is also a Trustee of the Rhodes Trust. (notes a, d and e)

11 David Mayhew (age 64)
David Mayhew was appointed a director of Rio Tinto in 2000. He is chairman of Cazenove Group plc, which he joined in 1969. Cazenove is a stockbroker to Rio Tinto plc. (notes a and b)

12 John Morschel (age 61)
John Morschel, who will retire from the boards at the conclusion of the 2005 annual general meetings, was appointed to the boards of Rio Tinto in 1998. Educated in Australia and the US, he spent most of his career with Lend Lease Corporation Limited in Australia, culminating as managing director, followed by two years as an executive director of the Westpac Banking Corporation. A former chairman of CSR Limited and Leighton Holdings Limited, he is chairman of Rinker Group Limited and is a director of ANZ Banking Group

Limited, Tenix Pty Limited, Gifford Communications Pty Limited and Singapore Telecommunications Limited. He is also a patron of the Property Industry Foundation. (notes b, c, d and e)

13 Sir Richard Sykes (age 62) Sir Richard was appointed a director of Rio Tinto in 1997. Following Sir Richard Giordano’s retirement, he will become Rio Tinto’s senior independent director. He is chairman of the Remuneration committee. After reading microbiology, he obtained doctorates in microbial chemistry and in science. A former chairman of GlaxoSmithKline plc, Sir Richard is a director of Lonza Group Limited and is rector of Imperial College, London. He is a fellow of the Royal Society and a trustee of the Natural History Museum in London and of the Royal Botanic Gardens, Kew. (notes c and e)

14 Richard Goodmanson (age 57) Richard Goodmanson was appointed a director of Rio Tinto on 1 December 2004. He is executive vice president and chief operating officer of DuPont and holds degrees in civil engineering, economics, commerce and business administration. During his career he has worked at senior levels for McKinsey & Co, PepsiCo and American West Airlines, where he was president and CEO. He joined DuPont in early 1999 and in his current position has responsibility for the non US operations of DuPont with particular focus on growth in emerging markets. (notes c, d and e)

Robert Adams died at his home on 27 January 2005. Robert Adams joined the Group in 1970 after reading natural sciences and economics and subsequently gaining an MSc from the London Business School. He had a long distinguished career with Rio Tinto and becoming a director of Rio Tinto plc in 1991 and of Rio Tinto Limited in 1995 with responsibility for planning and development. He was also a non executive director of Foreign & Colonial Investment Trust plc.

Oscar Groeneveld served as a director until 1 October 2004 when he was appointed chief executive of the Aluminium group. See Senior management on page 34 for his full biography.

Lord Tugendhat served as director until 22 April 2004 when he retired by rotation following the 2004 annual general meetings. He holds a BA and MA in history from Cambridge University, and became a director of Rio Tinto in 1997. A former vice president of the Commission of the European Communities, and chairman of the Civil Aviation Authority, he was chairman of Abbey National plc from 1991 until 2002 when he was appointed chairman of Lehman Brothers Europe Limited.

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Senior management	Company secretaries

1 Tom Albanese (age 47)
Tom Albanese was appointed chief executive of the Copper group and head of Exploration in 2004. He joined Rio Tinto in 1993 on Rio Tinto’s acquisition of Nerco. He holds a BS in mineral economics and an MS in mining engineering. He held a series of management positions before being appointed chief executive of the Industrial Minerals group in 2000.

2 Preston Chiaro (age 51)
Preston Chiaro was appointed chief executive of the Energy group in 2003. He holds degrees in environmental engineering. He joined the Group in 1991 at Kennecott Utah Copper’s Bingham Canyon mine as vice president, technical services. In 1995 he became vice president and general manager of Boron operations in California. He was chief executive of Rio Tinto Borax from 1999 to 2003.

3 Oscar Groeneveld (age 51)
Oscar Groeneveld has been with the Group for 29 years and was appointed chief executive of the Aluminium group in October 2004. He has qualifications in engineering, science and management. He has occupied senior roles in coal, aluminium and technology and was Copper group chief executive from 1999 to 2004. Mr Groeneveld was also an executive director of the Group from 1998 to 2004.

4 Keith Johnson (age 43)
Keith Johnson was appointed chief executive, Diamonds in 2003. He holds degrees in mathematics and management and is a Fellow of the Royal Statistical Society. He joined Rio Tinto in 1991 and has held a series of management positions, most recently as managing director of Comalco Mining and Refining.	5 Andrew Mackenzie (age 48)
Andrew Mackenzie joined Rio Tinto in 2004 as chief executive Industrial Minerals. He has a BSc (geology) and a PhD (chemistry) and was previously group vice president, BP Petrochemicals. He spent 22 years with BP primarily in the UK and North America in senior positions including head of Capital Markets in BP Finance, chief reservoir engineer with oversight of oil and gas reserves and production, head of Government and Public Affairs worldwide and group vice president Technology which included responsibility for research and development and engineering.

6 Karen McLeod (age 58)
Karen McLeod was appointed head of Human Resources in 1999. She joined the Group in 1974 at Comalco, working in Aboriginal affairs. She holds a bachelor of social work and a masters in business administration and has held senior positions in human resources, business analysis, marketing and organisation development.

7 John O’Reilly (age 59)
John O’Reilly joined Rio Tinto in 1987, following 20 years’ operations experience in Africa and the Middle East. A metallurgical engineer by profession, he has held a series of management positions within the Group, including director of Rio Tinto Technical Services, chief executive officer, Lihir Gold, and head of the former Gold and Other Minerals group, before being appointed head of Technology in 1999. He will move to a part time role at the end of April 2005 to be succeeded by Ian Smith, currently managing director, Aluminium Smelting with Comalco.	8 Andrew Vickerman (age 50)
Andrew Vickerman is head of Communication and Sustainable Development. His responsibilities include media, public affairs, internal and external communications, as well as oversight of Rio Tinto’s work on sustainable development and with communities. He has BA (Hons), MA and PhD degrees in economics and, prior to joining Rio Tinto in 1991, worked as a development economist and as a consultant for the World Bank and United Nations agencies. Previous roles with Rio Tinto include finance director of Lihir Gold.

9 Sam Walsh (age 55)
Sam Walsh was appointed chief executive of the Iron Ore group in 2004. He holds a bachelor of commerce degree and joined Rio Tinto in 1991, following 20 years in the automotive industry at General Motors and Nissan Australia. He has held a number of management positions within the Group, including managing director of Comalco Foundry Products, CRA Industrial Products, Hamersley Iron Sales and Marketing, Hamersley Iron Operations, vice president of Rio Tinto Iron Ore (with responsibility for Hamersley Iron and Robe River) and from 2001 chief executive of the Aluminium group.

10 Charles Lenegan (age 53)
Charles Lenegan joined the Group in 1981 and has worked in senior roles in diamonds, coal, salt and gold business units in Australia, Indonesia and Zimbabwe. He was appointed managing director, Rio Tinto Australia in March 2004. He has a BSc Economics (Honours) (London) degree and is a chartered accountant.	11 Anette Lawless (age 48)
Anette Lawless joined Rio Tinto in 1998 and became company secretary of Rio Tinto plc in 2000. Before joining Rio Tinto, she spent 11 years with Pearson plc, five of which as company secretary. She qualified as a chartered secretary in 1989 and became a fellow of the ICSA in 1992. She also holds an MA from the Copenhagen Business School.

12 Stephen Consedine (age 43)
Stephen Consedine joined Rio Tinto in 1983 and has held positions in Accounting, Treasury, and Employee Services before becoming company secretary of Rio Tinto Limited in 2002. He holds a bachelor of business and is a Certified Practising Accountant.

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Directors’ report

The directors are pleased to present their report to shareholders of Rio Tinto plc and Rio Tinto Limited, together with the summary financial statements for the year ended 31 December 2004 on pages 27 to 30.

Activities and review of operations
Details of the Group’s results, operations and principal activities, likely future developments, significant changes during the year and post balance sheet events are set out in the Chairman’s letter on page 2, the Chief executive’s report on pages 3 to 5 and in the Operational review on pages 6 to 25.
     As allowed by Section 299(3) of the Australian Corporations Act, information which may be unreasonably prejudicial, regarding likely future developments in, and the expected results of, the operations of the Group has been omitted.

Dual listed structure
Details of the dual listed companies structure (DLC), which unified Rio Tinto plc and Rio Tinto Limited in 1995, can be found on page 52.

Corporate governance
A full report on corporate governance can be found on pages 45 to 49.

Annual general meetings
The 2005 annual general meetings will be held on 14 April in London and on 29 April in Sydney. Notices of the 2005 annual general meetings are set out in separate letters to shareholders of each Company.

Dividends
Final dividends of 23.94p per share and 58.29 Australian cents per share will be paid on 8 April 2005. Full details of dividends paid and dividend policy can be found on page 51.

Directors
The names of the directors who served during the year, together with their biographical details and directorships of other companies in the past three years, are shown on pages 32 to 33. Richard Goodmanson, who was appointed a non executive director on 1 December 2004, and Ashton Calvert and Vivienne Cox, who were appointed to the boards as non executive directors on 1 February 2005, retire and offer themselves for election at the 2005 annual general meetings. Paul Skinner retires by rotation and, being eligible, offers himself for re-election. Sir Richard Giordano, Leon Davis and John Morschel also retire by rotation but do not offer themselves for re-election. Details of directors’ service contracts and letters of appointment can be found on pages 39 and 40. A table of directors’ attendance at board and committee meetings is on page 45.

Remuneration of directors and executives
A discussion of the Group’s policy for determining the nature and amount of remuneration of directors and senior executives, and of the relationship between that policy and the Group’s performance appears in the Remuneration report on pages 37 to 40.
     The Remuneration report includes details of the nature and amount of each element of the remuneration of each director and of the five highest paid executives of the Group.

Secretaries
Details of the company secretaries of each of Rio Tinto plc and Rio Tinto Limited are set out on page 34.

Indemnities and insurance
The articles of association and constitution of the Companies require them to indemnify officers of the Companies, including officers of wholly owned subsidiaries, against liabilities arising from Group business to the extent permitted by law.
     The Group, therefore, purchased directors’ and officers’ insurance in 2004. In broad terms, the insurance indemnifies individual directors’

and officers’ personal legal liability and costs as permitted by law for claims arising out of actions taken in connection with Group business. It is a condition under the insurance contract that detailed terms and premium paid cannot be disclosed.

Employment policies
The average number of people employed worldwide by Rio Tinto, including the Group’s share of joint ventures and associates, was approximately 33,000 (2003: 36,000) during 2004. Of those, about 11,000 were located in Australia and New Zealand, around 9,000 in the US and Canada and 1,000 in the United Kingdom.
     Rio Tinto’s employment policies are set out in its statement of business practice, The way we work.
     Rio Tinto is committed to equality of opportunity for all, as set out in The way we work, and applies this philosophy to recruitment, development and promotion of individuals.
     Within this philosophy, each operating company is further encouraged to develop its own policies and practices to suit individual circumstances. Group companies employ disabled people and accept the need to maintain and develop careers for them. If an employee becomes disabled and, as a result, is unable to perform his or her current duties, every effort is made to offer suitable alternative employment and to assist with retraining.
     Rio Tinto respects the right of employees worldwide to choose for themselves whether or not they wish to be represented collectively.
     Group companies actively promote a healthy and safe working environment through training and communication with employees. For further information about Group staff and health and safety initiatives, please see page 47.
     Post retirement benefits are provided by Rio Tinto and its major subsidiaries in accordance with local conditions and good practice in the countries concerned.

Share capital
There were no changes to the authorised share capital of Rio Tinto plc during the year. In 2004, 1,346,874 Rio Tinto plc shares and 280,332 Rio Tinto Limited shares were issued in connection with employee share plans.
     Since the year end 429,764 Rio Tinto plc shares and 167,248 Rio Tinto Limited shares have been issued as a result of the exercise of employee options. As at 14 February 2005, there were 9,253,990 options outstanding over Rio Tinto plc shares and 6,506,800 options outstanding over Rio Tinto Limited shares in connection with employee share plans.
     At the annual general meeting of Rio Tinto plc held in April 2004, the authorities for Rio Tinto plc to buy its own shares and for Rio Tinto Limited to buy shares in Rio Tinto plc were renewed and extended until October 2005. These authorities enable Rio Tinto plc to buy back up to ten per cent of its publicly held shares in any 12 month period. At its annual general meeting held in April 2004, Rio Tinto Limited renewed its shareholder approvals to buy back up to all its shares held by Tinto Holdings Australia Pty Limited, a wholly owned subsidiary of Rio Tinto plc plus up to ten per cent of the publicly held share capital in any 12 month period on market. Neither Company bought back any shares during 2004.

Creditor payments
It is the Group’s policy to agree terms of payments with suppliers when entering into contracts and to meet its obligations accordingly. The Group does not follow any specific published code or standard on payment practice.
     At 31 December 2004, there were 23 days’ purchases outstanding in respect of Rio Tinto Limited and 24 days’ purchases outstanding in respect of Rio Tinto plc, based on the total invoiced by suppliers during the year.

Donations
Worldwide expenditure on community programmes by Rio Tinto

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Directors’ report continued

managed businesses amounted to US$87.8 million (2003: US$70 million).
     The Group committed A$1 million (about US$750,000) to disaster relief following the tsunami in Asia with support directed mainly to Indonesia and India where the Group has a presence. Total community spending in Australia amounted to A$6.9 million. Donations in the UK during 2004 amounted to £2.1 million of which £0.4 million was for charitable purposes as defined by the Companies Act 1985 and £1.7 million for other community purposes.
     As in previous years, no donations were made for political purposes during 2004 in the EU, or elsewhere as defined by the UK Companies Act 1985 as amended by the Political Parties, Elections and Referendums Act 2000, nor in Australia.

Environmental regulation
Details of the Group’s environmental performance is set out on pages 22 to 25.

Value of land
The Group’s interests in land consist mainly of leases and other rights which permit working of the land and the erection of buildings and equipment to extract and treat minerals. This land is normally carried in the financial statements at cost, as the market value depends on product prices over the long term and therefore will vary with market conditions.

Exploration, research and development
Group companies carry out exploration, research and development necessary to support their activities. They also make grants to universities and other institutions which undertake relevant research. Cash expenditure during the year was US$193 million for exploration and evaluation and US$23 million for research and development.

Auditors
PricewaterhouseCoopers LLP and PricewaterhouseCoopers are the auditors of Rio Tinto plc and Rio Tinto Limited respectively.
     PricewaterhouseCoopers LLP have indicated their willingness to continue in office as auditors of Rio Tinto plc and a resolution to re-appoint them as auditors of Rio Tinto plc will be proposed at the 2005 annual general meetings of Rio Tinto plc and Rio Tinto Limited. PricewaterhouseCoopers will continue in office as auditors of Rio Tinto Limited.
     No officer of Rio Tinto was a former partner or director of either Company’s auditors during 2004.

Non audit services
The directors are satisfied that the provision of non audit services by PricewaterhouseCoopers is compatible with the general standard of independence for auditors on the basis set out in the Audit committee report on page 48.

Income and Corporation Taxes Act 1988
The close company provisions of the UK Income and Corporation Taxes Act 1988 do not apply to Rio Tinto plc.

The Directors’ report is made in accordance with a resolution of the board.

Paul Skinner Chairman 24 February 2005	Leigh Clifford Chief executive 24 February 2005	Guy Elliott Finance director 24 February 2005

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Remuneration report

Introduction
The boards of Rio Tinto (the board) have pleasure in presenting the Remuneration report to shareholders. The report covers the following information:
•	a description of the Remuneration committee and its duties;
•	a summary of the Group’s remuneration policy, including a description of the policy on directors’ and senior executive remuneration;
•	a résumé of the terms of directors’ service contracts and letters of appointment;
•	details of each director’s and certain senior executives’ remuneration and awards under long term incentive plans and the link to corporate performance;
•	details of directors’ interests in Rio Tinto shares; and
•	graphs illustrating the performance of the Group, including relative to the HSBC Global Mining Companies’ Index.

Remuneration committee The following independent, non executive directors were members of the Remuneration committee during 2004:
•	Sir Richard Sykes (chairman);
•	Sir David Clementi;
•	Richard Goodmanson (from 1 December 2004);
•	Andrew Gould; and
•	John Morschel.

The committee met five times during 2004. Members’ attendance is set out on page 45.
The committee’s responsibilities are set out in its Terms of Reference which can be viewed on Rio Tinto’s website. They include:
•	recommending any changes to the chairman’s fees;
•	recommending remuneration policy relating to executive directors and senior executives to the board;
•	reviewing and determining the remuneration of executive directors, product group chief executives and the company secretary of Rio Tinto plc;
•	reviewing and agreeing management’s strategy for remuneration and conditions of employment for executives; and
•	monitoring the effectiveness and appropriateness of executive remuneration policy and practice.

Advisors
Jeffery Kortum, Group advisor, remuneration attends the committee’s meetings in an advisory capacity. The chairman, Paul Skinner, and the chief executive, Leigh Clifford, also participated in meetings of the committee, except where issues relating to their own remuneration were discussed. Anette Lawless, the company secretary of Rio Tinto plc, acts as secretary to the committee but is not present when issues relating to her own remuneration are discussed.
      The committee appointed Kepler Associates, an independent consultant with no other links to the Group, to provide advice on executive remuneration matters.
      To carry out its duties in accordance with its terms of reference, the committee monitors global remuneration trends and developments and draws on a range of external sources of data, including publications by remuneration consultants Towers Perrin, Hewitt Associates, Hay Group, Watson Wyatt and Monks Partnership.

Corporate governance
The committee reviewed its terms of reference in 2004 and concluded that, in the course of its business, it had covered the main duties set out in the Combined Code as attached to the UKLA Listing Rules (the Code) and Principle 9 of the ASX Best Practice Corporate Governance Guidelines, and was constituted in accordance with the requirements of the Code and the ASX Best Practice Corporate Governance Guidelines.

      The board considered the performance of the committee and determined that the committee had satisfactorily performed the duties set out in its terms of reference.
      The 2003 Remuneration report was approved by shareholders at the 2004 annual general meetings.

Executive remuneration policy
Rio Tinto operates in a global market, where it competes for a limited resource of talented, internationally mobile executives. It recognises that to achieve its business objectives, the Group needs high quality, committed people.
Rio Tinto has, therefore, designed an executive remuneration policy to support its business goals by enabling it to attract, retain and appropriately reward executives of the calibre necessary to produce very high levels of performance.
The main principles of the Group’s executive remuneration policy are:
•	to provide total remuneration which is competitive in structure and quantum with comparator companies’ practices in the regions and markets within which the Group operates;
•	to achieve clear alignment between total remuneration and delivered personal and business performance, with particular emphasis on shareholder value creation;
•	to tie variable elements of remuneration to the achievement of challenging performance criteria that are consistent with the best interests of the Group and shareholders over the short, medium and long term;
•	to provide an appropriate balance of fixed and variable remuneration; and
•	to provide appropriate relativities between executives globally and to support executive placements to meet the needs of the Group.

Executive remuneration
Total remuneration is a combination of fixed and performance related elements, each of which is described below.
      The performance related, or variable, elements are the short and long term incentive plans, which are tied to the achievement of personal and business performance goals and are, therefore, at risk. The rest of the elements of the package are “fixed”, as they are not at risk, although some, such as base salary, are also related to performance.
      The composition of the total remuneration package is designed to provide an appropriate balance between the fixed and variable components, in line with Rio Tinto’s stated objective of aligning total remuneration with personal and business performance.
      Excluding allowances and pension/superannuation arrangements, the proportion of total direct remuneration provided by way of variable components comprising the Short Term Incentive Plan, the Share Option Plan and the Mining Companies Comparative Plan (STIP, SOP and MCCP) described below, assuming target levels of performance, is currently approximately 68 per cent for the chief executive, 62 per cent for the finance director and between 62 and 68 per cent for the product group heads.
      Full details of the directors’ annual remuneration before tax and excluding pension contributions are set out in Table 1 on page 41.

Base salary
Base salaries for executive directors and product group chief executives are reviewed annually, taking into account the nature of the individual executive’s role, external market trends and personal and business performance. The Remuneration committee uses a range of international companies of a similar size, global reach and complexity to make this comparison.

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Remuneration report continued

Short term incentive plan (STIP) STIP provides an annual cash bonus opportunity for participants and is designed to support overall remuneration policy by:
•	focusing participants on achieving goals which contribute to sustainable shareholder value; and
•	providing significant bonus differential based on performance against challenging personal, business, and other targets, including safety.

The Remuneration committee reviews and approves performance targets for executive directors and product group chief executives annually. The executive directors’ STIP payments are linked to three performance criteria: Group financial performance, Group safety performance and personal performance. The product group chief executives’ payments are linked to Group and product group financial performance, product group safety performance and personal performance. These criteria are partly measured on an actual basis and partly on a basis normalised for fluctuations of market prices and exchange rates. The target level of bonus for these participants for 2005 is 60 per cent of salary, the same as 2004. Executives may receive up to twice their target for exceptional performance against all criteria.
      STIP awards in respect of 2004, payable in 2005, are included as annual cash bonus in Table 1 on page 41.

Long term incentives
Shareholders approved two new long term incentive plans at the annual general meetings in 2004, the Share Option Plan and the Mining Companies Comparative Plan.
      The new plans are intended to provide the Remuneration committee with a means of linking management’s rewards to Group performance. The committee regards total shareholder return (TSR) as the most appropriate measure of a company’s performance for the purpose of share based long term incentive plans and both plans therefore use TSR as a performance measure.
      The new plans maintained the expected value of total executive remuneration at approximately the same level as before, but modified the relative proportions in which share options and performance shares may be awarded. For 2004 and 2005, this has meant a shift towards performance shares being the primary long term incentive vehicle.
      Details of awards under the long term incentive plans are set out on pages 43 and 44.

Share Option Plan (SOP)
Each year, the Remuneration committee considers whether a grant of options should be made under the SOP, and if so, at what level. In arriving at a decision, the committee takes into consideration the personal performance of each executive as well as local remuneration practice.
No options will become exercisable unless the Group has met stretching performance conditions. For grants made prior to 2004:
•	two thirds of options vest when the Group’s adjusted earnings per share growth for a three year performance period is at least nine percentage points higher than US inflation over the same period, as measured by the US Consumer Price Index;
•	the balance of the grant vests when growth of at least 12 percentage points above US inflation has been achieved;
•	Rio Tinto performance is tested against the performance condition after three years; and
•	there is an annual re-test on a three year rolling basis until options fully vest or lapse at the end of the option period.

Under the rules of the new plan, approved by shareholders at the 2004 annual general meetings, vesting will be subject to Rio Tinto’s TSR, measured over three years, equalling or outperforming the HSBC Global Mining Index. Rio Tinto’s TSR is calculated as a weighted average of the TSR of Rio Tinto plc and Rio Tinto Limited. If the TSR performance equals the index, the higher of one third of the original grant or 20,000 options will vest (subject to the actual grant level not being exceeded). The full grant vests if the TSR performance is equal to or greater than the HSBC Global Mining Index plus five per cent per annum. TSR performance at this level is equivalent to the upper quartile of the index. Between these points, options vest on a sliding scale, with no options becoming exercisable for a three year TSR performance below the index.
      In addition, the Remuneration committee retains discretion to satisfy itself before approving any vesting that the TSR performance is a genuine reflection of underlying financial performance.
      Options granted under the new plan before 31 December 2006 will be subject to a single fixed base re-test five years after grant if they have not vested after the initial three year performance period, with options granted after 31 December 2006 not subject to any re-test. These latter options will, therefore, lapse if they do not vest at the conclusion of the three year performance period.
      Prior to any options being released to participants for exercise, the Group’s performance against the criteria relevant to the SOP is examined and verified by the external auditors. If there were a change of control or a company restructuring, options would become exercisable subject to the satisfaction of the performance condition measured at the time of the takeover or restructuring.
      Where an option holder dies in service, qualifying options vest immediately, regardless of whether the performance conditions have been satisfied. The estate will have 12 months in which to exercise the options.
      The maximum grant under the SOP is three times salary, based on the average share price over the previous financial year. Under the SOP no options are granted at a discount. Executive directors may, however, be granted options at a discount under the Rio Tinto Share Savings Plan, described below.
      Share options granted to directors are included in Table 4 on page 43.

Mining Companies Comparative Plan (MCCP)
Rio Tinto’s performance share plan, the MCCP, provides participants with a conditional right to receive shares. The conditional awards will only vest if performance conditions approved by the committee are satisfied. Again, were there to be a change of control or a company restructuring, the awards would only vest subject to the satisfaction of the performance condition measured at the time of the takeover or restructuring. These conditional awards are not pensionable.
      The performance condition compares Rio Tinto’s TSR with the TSR of a comparator group of 15 other international mining companies over the same four year period. The composition of this comparator group is reviewed regularly by the committee to provide continued relevance in a consolidating industry. The current members of this group are listed at the bottom of the table of comparators on page 39.
      The maximum conditional award size under the current MCCP is two times salary (previously 70 per cent), calculated on the average share price over the previous financial year.
      The following table shows the percentage of each conditional award which will be received by directors and product group chief executives based on Rio Tinto’s four year TSR performance relative to the comparator group for conditional awards made after 1 January 2004:

Ranking in comparator group
1st-2nd		3rd	4th	5th	6th	7th	8th	9th-16th

%	150	125	100	83.75	67.5	51.25	35	0

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The historical ranking of Rio Tinto in relation to the comparator group is shown in the following table:

Ranking of Rio Tinto versus comparator companies

Period	Ranking out of 16

1993 – 97	4
1994 – 98	4
1995 – 99	2
1996 – 00	2
1997 – 01	2
1998 – 02	3
1999 – 03	7
2000 – 04	11

Current comparator companies: Alcan, Alcoa, Anglo American, Barrick Gold, BHP Billiton, Freeport, Grupo Mexico, INCO, Newmont, Noranda, Phelps Dodge, Placer Dome, Teck Cominco, WMC and Xstrata

Before awards are released to participants, the external auditors and Kepler Associates independently review the Group’s performance compared to that of the comparator companies.
      Awards are released to participants as either Rio Tinto plc or Rio Tinto Limited shares or an equivalent amount in cash. In addition, a cash payment to participants equivalent to the dividends that would have accrued on the vested number of shares over the four year period will be made.
      Shares to satisfy the vesting may be acquired by purchase in the market, by subscription, or, in the case of Rio Tinto Limited, by procuring that Tinto Holdings Australia Pty Limited transfers existing shares to participants.

Performance of Rio Tinto
To illustrate the performance of the Companies relative to their markets, graphs showing the performance of Rio Tinto plc compared to the FTSE 100 Index and Rio Tinto Limited compared to the ASX All Ordinaries Index are reproduced in this report. A comparative graph showing Rio Tinto’s performance relative to the HSBC Global Mining Index is also included to illustrate the performance of the Companies relative to other mining companies.

Other share plans UK executive directors can participate in:
•	the Rio Tinto plc Share Savings Plan, an Inland Revenue approved savings related plan which is open to all UK employees. Under the Plan directors can save up to £250 per month for a maximum of five years. At the end of the savings period the director may exercise an option over shares granted at a discount of up to 20 per cent to the market value at the time the savings contract is entered into. The number of options the director is entitled to is determined by the option price, the savings amount and the length of the savings contract; and
•	the Rio Tinto Share Ownership Plan, also an Inland Revenue approved share incentive plan which was approved by shareholders at the 2001 annual general meeting and introduced in 2002. Under this plan, eligible employees can save up to £125 per month, which the plan administrator invests in Rio Tinto plc shares. Rio Tinto matches these purchases on a one for one basis. In addition, eligible employees may receive an annual award of Rio Tinto shares up to a maximum of five per cent of salary, subject to a cap of £3,000.

Australian executive directors can participate in the Rio Tinto Limited Share Savings Plan, also introduced in 2001, which is similar to the Rio Tinto plc Share Savings Plan.

Shareholding policy
In 2002, the committee decided that it would be appropriate to encourage executive directors and product group chief executives to build up a substantial shareholding, aiming to reach a holding equal in value to two times salary over five years. Details of directors’ share interests in the Group are set out in Table 3 on page 43.

Pension and superannuation arrangements
United Kingdom
UK executive directors and senior management, like all UK staff, participate in the non contributory Rio Tinto Pension Fund, a funded, Inland Revenue approved, final salary occupational pension scheme.
      The Fund provides a pension from normal retirement age at 60 of two thirds final pensionable salary, subject to completion of 20 years’ service. Proportionally lower benefits are payable for shorter service or, having attained 20 years’ service, retirement is taken prior to the age of 60. Spouse and dependants’ pensions are also provided.
     Members retiring early may draw a pension reduced by approximately four per cent a year for each year of early payment from age 50 onwards.
      Under the rules of the Rio Tinto Pension Fund, all pensions are guaranteed to increase annually in line with increases in the UK Retail Price Index subject to a maximum of ten per cent per annum. Increases above this level are discretionary.
      When pensionable salary is limited by the UK Inland Revenue earnings “cap”, benefits are provided from unfunded supplementary arrangements. The UK Government has made a number of pensions related announcements over the last two years and Rio Tinto continues to review developments in UK pensions legislation.
      In February 2005, the defined benefit section of the Rio Tinto pension fund will be closed to new participants. Employees joining after that date will join the new defined contributions section of the Plan.
      No cash contributions were made in 2004 as the Rio Tinto Pension Fund remains fully funded.

Australia
The Australian executive director and senior management are members of the Rio Tinto Staff Superannuation Fund, a funded superannuation fund regulated by Australian legislation. The fund provides both defined benefit and defined contribution benefits. The executive director is a defined benefit member, accruing lump sums payable on retirement. Retirement benefits are limited to a lump sum multiple of seven times final basic salary at age 62. For retirement after 62, the benefit increases to 7.6 times average salary at age 65.
      Death in service and disablement benefits are provided as lump sums and are equal to the prospective age 65 retirement benefit. Proportionate benefits are also payable on termination of employment for ill health or resignation.
      Executive directors and senior management are not required to pay contributions. During 2004, Company cash contributions were paid into the Rio Tinto Staff Superannuation Fund to fund members’ defined benefit and defined contribution benefits.

Other pensionable benefits
As the increase in the percentage of total remuneration which is dependent on performance is substantial and has risen over recent years, the committee considers it appropriate that a proportion of this at risk pay should be pensionable. Annual STIP awards are pensionable up to a maximum value of 20 per cent of basic salary.
      Details of directors’ pension and superannuation entitlements are set out in Table 2 on page 42.

Service contracts and compensation payments
All executive directors have service contracts with a one year notice period. Rio Tinto has retained the right to pay directors in lieu of notice. Under current pension arrangements, executive directors are normally expected to retire at the age of 60. In 2004, Leigh Clifford’s contractual

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Remuneration report continued

retirement age was reduced from 62 to 60, with a corresponding change to his retirement arrangements. In the event of early termination, the Group’s policy is to act fairly in all circumstances and the duty to mitigate would be taken into account. Compensation would not reward poor performance.
      Neither of the executive directors are proposed for election or re-election at the forthcoming annual general meetings.

Notice periods:

Name	Date of	Notice period	Remaining
	Agreement		service period
if less than
12 months

Leigh Clifford	30 March 2004	12 months	N/A
Guy Elliott	19 June 2002	12 months	N/A

External appointments
Executive directors are likely to be invited to become non executive directors of other companies. Rio Tinto believes that such appointments can broaden their experience and knowledge, to the benefit of the Group. It is Group policy to limit executive directors’ external directorships to one FTSE 100 company or equivalent and they are not allowed to take on the chairmanship of another FTSE 100 company. Consequently, where there is no likelihood that such directorships will give rise to conflicts of interests, the board will normally give consent to the appointment, with the director permitted to retain the fees earned. Details of fees earned are set out in the notes to Table 1 on page 42.

Non executive directors’ remuneration
Chairman’s fees and letter of appointment
It is Rio Tinto’s policy that the chairman should be remunerated on a competitive basis and at a level which reflects his contribution to the Group, as assessed by the board. He does not participate in the Group’s incentive plans or pension arrangements. Details of his fees can be found in Table 1 on page 41.
      Paul Skinner’s letter of appointment summarises his duties as chairman of the Group and was agreed by the Remuneration committee. It stipulates that he is expected to dedicate at least three days per week on average to carry out these duties. The letter envisages that Paul Skinner will continue in the role of chairman until he reaches the age of 65 in 2009, subject to re-election as a director by shareholders.

Non executive directors’ fees and letters of appointment
The board as a whole determines non executive directors’ fees, although non executive directors do not vote on any increases of their own fees. Fees are set to reflect the responsibilities and time spent by the directors on the affairs of Rio Tinto. In the light of the increased volume of committee work following regulatory developments in the UK, US and Australia, it was decided in October 2004 to increase the fees for the chairmen of the Audit committee and Remuneration committee to £20,000 and £15,000 respectively. It was also agreed to increase the fees for Audit committee members to £10,000 and introduce a £5,000 fee for Remuneration committee members.
      Non executive directors do not participate in the Group’s incentive plans, pension or superannuation arrangements or any other elements of remuneration provided to executive directors.
      Non executive directors have a formal letter of appointment setting out their duties and responsibilities which is available for inspection at Rio Tinto plc’s registered office and annual general meeting.
      Details of non executive directors’ remuneration is set out in Table 1 on page 41.

Auditable information
Tables 1, 2, 4 and 5 comprise the auditable parts of the Remuneration report, except the information in Table 1 which is required by the Australian Corporations Act (see note 16 to Table 1).

Annual general meetings
Shareholders will be asked to vote on this Remuneration report at the Companies’ forthcoming annual general meetings.

By order of the board
Anette Lawless Secretary
Remuneration committee 24 February 2005

TSR (£) – Rio Tinto plc vs FTSE 100 Total return basis Index 1999 = 100	TSR (A$) – Rio Tinto Limited vs ASX All Share Total return basis Index 1999 = 100	TSR (US$) – Rio Tinto Group vs HSBC Global Mining Index Total return basis Index 1999 = 100

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Table 1 – Total remuneration of directors and senior executives
Remuneration comprising salary, bonus and benefits
									Subtotal
	Currency of	Base		Annual		Other
	actual payment	salary	[1]	cash bonus	[1]	benefits	[2]	2004	2003
Stated in US$000		US$		US$		US$		US$	US$

Chairman
Paul Skinner		£931		–		32		963	282

Non executive directors
Sir David Clementi		£110		–		–		110	80
Leon Davis		£275		–		–		275	245
Sir Richard Giordano		£191		–		–		191	156
Richard Goodmanson[3]		£8		–		–		8	–
Andrew Gould		£110		–		–		110	91
Lord Kerr		£115		–		–		115	18
David Mayhew[5]		£122		–		–		122	91
John Morschel	A$	155		–		–		155	123
Sir Richard Sykes[4]		£127		–		–		127	92
Lord Tugendhat[7]		£34		–		–		34	91

Executive directors
Robert Adams[9]		£911		789		59		1,759	1,334
Leigh Clifford[9]		£1,428		1,288		375		3,091	2,143
Guy Elliott		£850		855		42		1,747	1,146
Oscar Groeneveld[6,16]	A$/£	776		649		485		1,910	1,223

Five highest paid senior executives below board level[16]
Tom Albanese	US$	635		560		1,334		2,529	1,511
Preston Chiaro	US$	492		400		963		1,855	870
Keith Johnson		£530		517		27		1,074	655
Christopher Renwick	A$	1,000		672		1,447		3,119	1,385
Sam Walsh	A$	709		693		659		2,061	1,108

Remuneration, pension and share scheme fair values16

											Total remuneration
				Value of long term incentive schemes					[11]	Adjusted for
	2004	Pension								the term of the	2004	2003
	Subtotal	contributions	[10]	MCCP	[12]	SSP	[13]	SOP	[14]	performance period [15]	Total	Total
Stated in US$000	US$	US$		US$		US$		US$		US$	US$	US$

Chairman
Paul Skinner	963	–		–		–		–		–	963	282

Non executive directors
Sir David Clementi	110	–		–		–		–		–	110	80
Leon Davis	275	–		–		–		–		–	275	245
Sir Richard Giordano	191	–		–		–		–		–	191	156
Richard Goodmanson[3]	8	–		–		–		–		–	8	–
Andrew Gould	110	–		–		–		–		–	110	91
Lord Kerr	115	–		–		–		–		–	115	18
David Mayhew[5]	122	–		–		–		–		–	122	91
John Morschel	155	–		–		–		–		–	155	123
Sir Richard Sykes[4]	127	–		–		–		–		–	127	92
Lord Tugendhat[7]	34	–		–		–		–		–	34	91

Executive directors
Robert Adams[9]	1,759	–		1,451		2		2,770		(3,081)	2,901	2,204
Leigh Clifford[9]	3,091	465		2,646		15		2,503		(2,733)	5,987	4,182
Guy Elliott	1,747	–		1,118		12		1,575		(1,874)	2,578	1,591
Oscar Groeneveld[6,16]	1,910	249		1,212		8		2,203		(2,494)	3,088	2,077

Five highest paid senior executives below board level[16]
Tom Albanese	2,529	48		1,249		3		3,171		(3,154)	3,846	2,379
Preston Chiaro	1,855	37		816		4		1,247		(1,510)	2,449	1,178
Keith Johnson	1,074	–		584		6		520		(807)	1,377	655
Christopher Renwick[17]	3,119	267		1,193		8		1,981		(2,287)	4,281	2,186
Sam Walsh	2,061	228		989		6		1,620		(1,868)	3,036	1,722

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Notes to Table 1
1.	The total remuneration is reported in US dollars. The amounts, with the exception of the annual cash bonus, can be converted into sterling at the rate of 1US$ =£0.5463 or alternatively, into Australian dollars at the rate of 1US$ = A$1.3617, each being the average exchange rate for 2004. The annual cash bonus is payable under the STIP and this may be converted at the 2004 year end exchange rate of 1US$ = £0.519 to ascertain the sterling equivalent or alternatively, 1US$ = A$1.2847 to calculate the Australian dollar value.
2.	Other emolument items include healthcare, 401k contributions in the US where appropriate, car and fuel benefits, travel allowances to attend overseas meetings, and professional advice. Housing, relocation payments, tax equalisation adjustments and children’s education assistance are also provided for executive directors and product group executives living outside their home country. UK executive directors are also beneficiaries under the Rio Tinto All Employee Share Ownership Plan up to a maximum value of £3,000 (US$5,492) and may also contribute to the Rio Tinto Share Ownership Plan where the Company will match their personal contributions to a maximum of £1,500 (US$2,746) per annum. A payment in respect of long service leave is paid to Australian executive directors and senior executives on retirement.
3.	Richard Goodmanson was appointed a director on 1 December 2004.
4.	Sir Richard Sykes’ fees were paid direct to him up until 30 April 2004 and thereafter paid to Imperial College London.
5.	David Mayhew’s fees are paid to Cazenove Group plc.
6.	Oscar Groeneveld resigned as a director on 1 October 2004. The figures shown above relate to his total remuneration with the Group for the year. His emoluments for the period when he was a director amounted to US$1,182,341 comprising salary US$552,811, bonus US$465,237 and other benefits US$164,293.
7.	Lord Tugendhat retired on 22 April 2004 and received a gift to the value of US$3,661.
8.	Emoluments of US$53,022 from subsidiary and associated companies were waived by two executive directors (2003: two directors waived US$98,872). Executive directors have agreed to waive any further fees receivable from subsidiary and associated companies.
9.	In the course of the year, Robert Adams received US$45,763 and Leigh Clifford received US$22,881 in respect of non Rio Tinto related directorships.
10.	Includes actual contributions payable to both defined contribution and defined benefit arrangements that are required to secure the pension benefits earned in the year.
11.	The amount of long term share based compensation represents the estimated value of awards granted under the Rio Tinto Share Option Plan (the SOP), the Share Savings Plan (the SSP) and the Mining Companies Comparative Plan (the MCCP) which had not vested at 1 January 2004 or were granted during 2004. The fair value of the SOP and SSP awards have been calculated using an independent binomial model provided by external consultants, Lane Clark and Peacock LLP. The fair value of options granted to executive directors and product group chief executives under the SOP is 17 per cent of face value. The fair value of the MCCP awards has been calculated at the date of grant by external consultants, Kepler Associates based on the share price at that date and the percentage of the conditional awards expected to be paid out. The fair value of conditional awards made to executive directors and product group chief executives under the plan is 52.5 per cent of the face value. The value of long term share based compensation has been valued in accordance with the guidelines issued by the Australian Securities & Investments Commission dated 28 June 2004 (which replaced those of 30 June 2003). The non executive directors do not participate in the long term incentive share schemes.
12.	The number of conditional shares awarded to executive directors under the MCCP for the twelve month period ending 31 December 2004 are shown under Table 4 of this report. The figures in respect of the five highest paid senior executives of the Group are as follows: Tom Albanese 56,015, Keith Johnson 30,387 and Preston Chiaro 46,995 over Rio Tinto plc ordinary shares and Chris Renwick 44,171 and Sam Walsh 38,023 over Rio Tinto Limited ordinary shares. The market price of the Rio Tinto plc and Rio Tinto Limited ordinary shares were 1276p and A$33.17 respectively.
13.	The award of options to executive directors under the SSP during the 12 month period up to 31 December 2004 are shown in Table 5 of this report. During the same period, of the five highest paid executives, only Preston Chiaro subscribed for 490 Rio Tinto plc ordinary shares at an option price 1277p. These options must be exercised in January 2006.
14.	The award of options to executive directors under the SOP during the twelve month period up to 31 December 2004 are shown in Table 5 of this report. During the same period options awarded to the five highest paid executives of the Group were as follows; Tom Albanese 84,020, Preston Chiaro 70,490 and Keith Johnson 43,500 over Rio Tinto plc ordinary shares and Chris Renwick 42,223 and Sam Walsh 54,400 over Rio Tinto Limited ordinary shares. The options are subject to the performance criteria explained on page 39 and are exercisable between 22 April 2007 and 21 April 2014. The exercise price was set at 1329p per ordinary Rio Tinto plc share and A$34.406 per ordinary Rio Tinto Limited share.
15.	The fair value of unvested share grants is spread equally over the term of each plan’s performance period. This adjustment spreads the fair value of each grant of long term incentive shares over a three year period in respect of the SOP, a four year period in respect of the MCCP and the length of the relative contract period under the SSP.
16.	The following additional information is provided to meet the requirements of the Australian Corporations Act 2001:
• details about pension contributions, the value of long term incentive plans and accounting adjustments required to spread the value of long term incentive plans over the performance period;
• the total remuneration of the five highest paid senior executives below board level;
• the inclusion of Oscar Groeneveld’s earnings following his resignation from the board on 1 October 2004.
The bases for determining the figures presented in respect of pension contributions and long term incentive plans are described in notes 10, 11 and 17 respectively.
17.	Christopher Renwick’s “Other benefits” included a statutory retirement payment of US$1,325,552 relating to his service with the Group.

Table 2 – Directors’ pension entitlements (as at 31 December 2004)
			Accrued benefits				Transfer values			[3]

	Age	Years of	At	At	Change in	Change in	At	At	Change, net		Transfer value
		service	31 December	31 December	accrued benefits	accrued benefit	31 December	31 December	of personal		of change
		completed	2003	2004	during the year	net of inflation	2003	2004	contributions		in accrued
					ended 31						benefit net
					December 2004						of inflation
			£’000 pa	£’000 pa	£’000 pa	£’000 pa	£’000	£’000	£’000		£’000
UK directors			pension	pension	pension	pension

Robert Adams[5]	59	34	360	389	29	18	6,159	7,465	1,306		353
Guy Elliott	49	24	212	256	44	37	2,066	2,915	849		429

			A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000		A$’000
Australian directors			Lump sum	Lump sum	Lump sum	Lump sum

Leigh Clifford[2,3]	57	34	12,099	12,026	(73)	(1,881)	12,099	12,026	(73)		(1,881)
Oscar Groeneveld[2,6]	51	29	4,661	5,079	418	21	4,661	5,079	418		21

Notes to Table 2
1.	A$76,659 and A$42,384 were credited to the respective accounts belonging to Leigh Clifford and Oscar Groeneveld in the Rio Tinto Staff Superannuation Fund in relation to the superannuable element of their 2004 performance bonus.
2.	The changes in accrued lump sums for Australian directors are before contributions tax and exclude interest.
3.	Transfer values are calculated in a manner consistent with “Retirement Benefit Schemes – Transfer Values (GN 11)” published by the Institute of Actuaries and the Faculty of Actuaries and dated 4 August 2003.

4.	During the period, Leigh Clifford’s Australian superannuable salary was determined by conversion of his sterling pay to A$ through exchange rates. The reduction in his overall accrued benefits reflects the changes in the exchange rate. The Remuneration committee has resolved that in respect of 2005 Leigh Clifford’s Australian superannuable salary will be uplifted by the same percentage used to uplift his sterling pay.
5.	Robert Adams died on 27 January 2005.
6.	Oscar Groeneveld resigned as a director on 1 October 2004. The accrued entitlement shown above represents the value at this date.

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Table 3 – Directors’ beneficial interests in shares	1 Jan	[2]	31 Dec	[7]	14 Feb
	2004		2004		2005

Robert Adams[3,4]	71,764		72,243		N/A
Ashton Calvert[8]	–		–		–
Sir David Clementi	–		–		–
Leigh Clifford	2,100		2,100		2,100
	76,428		90,296		91,255
Vivienne Cox[8]	–		–		–
Leon Davis	6,100		6,100		6,100
	187,293		187,293		187,293
Guy Elliott[3]	40,847		42,888		42,920
Sir Richard Giordano	1,065		1,065		1,065
Richard Goodmanson	–		–		–
Andrew Gould	–		1,000		1,000
Oscar Groeneveld[4]	19,010		19,010		N/A
	23,515		32,012		N/A
Lord Kerr	–		2,300		2,300
David Mayhew	2,500		2,500		2,500
John Morschel	–		2,000		2,000
Paul Skinner	5,140		5,277		5,277
Sir Richard Sykes	2,359		2,422		2,422
Lord Tugendhat[4]	1,135		1,135		N/A

Notes to Table 3
1.	Rio Tinto plc – ordinary shares of 10p each; Rio Tinto Limited shares stated in italics.
2.	Or date of appointment if later.
3.	These directors also have an interest in a trust fund containing 8,219 Rio Tinto plc shares at 31 December 2004 (1 January 2004: 21,849 Rio Tinto plc shares) as potential beneficiaries of The Rio Tinto Share Ownership Trust. At 14 February 2005 this trust fund contained 8,219 Rio Tinto plc shares.
4.	Lord Tugendhat and Oscar Groeneveld retired and resigned as directors on 22 April 2004 and 1 October 2004 respectively. Robert Adams died on 27 January 2005.

5.	The above includes the beneficial interests obtained through the Rio Tinto Share Ownership Plan, details of which are set out on page 39 under the heading “Other share plans”.
6.	The total beneficial interest of the directors in the Group amounts to less than one per cent.
7.	Or date of retirement or resignation if earlier.
8.	Ashton Calvert and Vivienne Cox were appointed non executive directors on1 February 2005.

Table 4 – Awards to directors under long term incentive plans

										Plan terms and conditions

							Conditional	Performance	Market	Date	Market	Monetary
							award	period	price at	award	price at	value of
	Plan	1 Jan	Awarded[2]	Lapsed[2]	Vested[2]	31 Dec	granted	concludes	award	vests	vesting[4]	vested award[4]
		2004[2]				2004[8]						US$’000

Leigh Clifford[6]	MCCP 2001	37,474	–	37,474	–	–	6 Mar 2001	31 Dec 2004	A$34.406	–	–	–
	MCCP 2002	34,435	–	–	–	34,435	13 Mar 2002	31 Dec 2005	A$39.600	–	–	–
	MCCP 2003	36,341	–	–	–	36,341	7 Mar 2003	31 Dec 2006	A$30.690	–	–	–
	MCCP 2004	–	119,581	–	–	119,581	22 Apr 2004	31 Dec 2007	A$33.170	–	–	–

		108,250	119,581	37,474	–	190,357						–

Robert Adams[9]	MCCP 2001	27,330	–	27,330	–	–	6 Mar 2001	31 Dec 2004	1,310p	–	–	–
	MCCP 2002	25,064	–	–	–	25,064	13 Mar 2002	31 Dec 2005	1,424p	28 Jan 2005	1,687p	407
	MCCP 2003	26,837	–	–	–	26,837	7 Mar 2003	31 Dec 2006	1,198p	28 Jan 2005	1,687p	436
	MCCP 2004	–	54,372	–	–	54,372	22 Apr 2004	31 Dec 2007	1,276p	28 Jan 2005	1,687p	619

		79,231	54,372	27,330	–	106,273						1,462

Guy Elliott[1]	MCCP 2001	7,845	–	6,865	980	–	6 Mar 2001	31 Dec 2004	1,310p	21 Feb 2005	1,687p	32
	MCCP 2002	16,935	–	–	–	16,935	13 Mar 2002	31 Dec 2005	1,424p	–	–	–
	MCCP 2003	22,923	–	–	–	22,923	7 Mar 2003	31 Dec 2006	1,198p	–	–	–
	MCCP 2004	–	51,550	–	–	51,550	22 Apr 2004	31 Dec 2007	1,276p

		47,703	51,550	6,865	980	91,408						32

Oscar Groeneveld[6]	MCCP 2001	20,934	–	20,934	–	–	6 Mar 2001	31 Dec 2004	A$34.406	–	–	–
	MCCP 2002	20,322	–	–	–	20,322	13 Mar 2002	31 Dec 2005	A$39.600	–	–	–
	MCCP 2003	21,469	–	–	–	21,469	7 Mar 2003	31 Dec 2006	A$30.690	–	–	–
	MCCP 2004	–	43,785	–	–	43,785	22 Apr 2004	31 Dec 2007	A$33.170	–	–	–

		62,725	43,785	20,934	–	85,576						–

Notes to Table 4
1.	The Rio Tinto Group's 11th place ranking against the comparator group for the MCCP 2001 award will not generate any vesting of the conditional award to any participant who was an executive director at the time of the initial grant. Guy Elliott was not an executive director at that time and along with participating senior executives of the Group, he will qualify for a 12.5 per cent vesting based on the scales applied to conditional awards made prior to 2004.
2.	Rio Tinto plc – ordinary shares of 10p each; Rio Tinto Limited shares stated in italics.

3.	The shares awarded to Guy Elliott under the MCCP 2001 did not vest until21 February 2005 but, as the performance cycle ended on 31 December 2004, they have been dealt with in this table as if they had vested on that date.
4.	For the purposes of this report the value of the awards have been based on a share price of 1,687p, being the closing share price of Rio Tinto plc ordinary shares of 10p each on 14 February 2005, the latest practicable date prior to the publication of this annual report. The amount in sterling has been translated into US dollars at the year end exchange rate £1.9268.

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Remuneration report continued

Notes to Table 4 continued
5.	The shares awarded under the MCCP 2000 last year vested on 27 February 2004 but, as the performance cycle ended 31 December 2003, they were dealt with in the 2003 Annual report and financial statements as if they had vested on that date. The values of the awards in the 2003 Annual report and financial statements were based on share prices of 1386p and A$35.24, being the closing share prices on6 February 2004, the latest practicable date prior to the publication of the 2003 Annual report and financial statements. The actual share prices on 27 February 2004, when the awards vested were 1440.5p and A$35.8327 with the result that the values of the awards had been understated in respect of Leigh Clifford by US$3,485, Robert Adams by US$17,335, Guy Elliott by US$2,663 and Oscar Groeneveld by US$1,975.
6.	Leigh Clifford was given a conditional award over 119,581 Rio Tinto Limited shares and Oscar Groeneveld was given a conditional award over 43,785 Rio Tinto Limited shares during the year. These awards were approved by the shareholders under ASX Listing Rule 10.14 at the 2004 annual general meeting.
7.	A full explanation of the MCCP can be found on pages 38 and 39.
8.	Or as at date of resignation or retirement if earlier.
9.	Robert Adams died on 27 January 2005 and the unvested conditional awards will now vest based on the assumption that Rio Tinto achieved median ranking on each of the outstanding performance cycles. This leads to a 50 per cent vesting in respect of the 2002 and 2003 awards and a 35 per cent vesting in respect of the 2004 award. The awards will be made to his estate at the earliest opportunity and, for the purpose of this report, have been valued using the closing price on14 February 2005 (see also note 4).

Table 5 – Directors’ options to acquire Rio Tinto plc and Rio Tinto Limited shares

	Option	At 1 Jan	Granted	Exercised	At 31 Dec	Option	Market price	Date from	Expiry date
	type	2004			2004	price	at date of	which first
							exercise	exercisable

Robert Adams[6]	RTPSSP	595	–	–	595	976p	–	1 Jan 2005	31 Dec 2005
		431	–	–	431	876p	–	28 Jan 2005	27 Jan 2006
	RTSOP	69,878	–	69,878	–	820p	1562p	27 May 2001	–
		72,885	–	72,885	–	808.8p	1562p	12 Mar 2002	–
		42,158	–	42,158	–	965.4p	1562p	7 Mar 2003	–
		21,080	–	–	21,080	965.4p	–	28 Jan 2005	27 Jan 2006
		100,268	–	–	100,268	1265.6p	–	28 Jan 2005	27 Jan 2006
		91,320	–	–	91,320	1458.6p	–	28 Jan 2005	27 Jan 2006
		114,014	–	–	114,014	1263p	–	28 Jan 2005	27 Jan 2006
		–	77,700	–	77,700	1329p	–	28 Jan 2005	27 Jan 2006

Leigh Clifford	RTLSSP	959	–	–	959	A$27.86	–	1 Jan 2005	30 Jun 2005
		–	1,486	–	1,486	A$29.04	–	1 Jan 2010	30 Jun 2010
	RTSOP	52,683	–	–	52,683	A$23.4382	–	28 May 2002	28 May 2009
		59,318	–	–	59,318	A$24.069	–	7 Mar 2003	7 Mar 2010
		29,660	–	–	29,660	A$24.069	–	7 Mar 2005	7 Mar 2010
		241,430	–	–	241,430	A$33.0106	–	6 Mar 2005	6 Mar 2011
		208,882	–	–	208,882	A$39.8708	–	13 Mar 2005	13 Mar 2012
		254,132	–	–	254,132	A$33.336	–	7 Mar 2006	7 Mar 2013
		–	179,370	–	179,370	A$34.406	–	22 Apr 2007	22 Apr 2014

Leon Davis	RTSOP	93,978	–	–	93,978	A$23.4382	–	28 May 2002	28 May 2009

Guy Elliott	RTPSSP	1,431	–	–	1,431	1107p	–	1 Jan 2009	30 Jun 2009
	RTSOP	3,807	–	–	3,807	965.4p	–	7 Mar 2005	7 Mar 2010
		13,432	–	–	13,432	1265.6p	–	6 Mar 2005	6 Mar 2011
		61,703	–	–	61,703	1458.6p	–	13 Mar 2005	13 Mar 2012
		97,387	–	–	97,387	1263p	–	7 Mar 2006	7 Mar 2013
		–	73,700	–	73,700	1329p	–	22 Apr 2007	22 Apr 2014
Director leaving the board in 2004

Oscar Groeneveld[7]	RTLSSP	1,431	–	–	1,431	A$27.48	–	1 Jan 2009	30 Jun 2009
	RTSOP	43,851	–	43,851	–	A$23.4382	A$38.76	28 May 2002	–
		33,542	–	33,542	–	A$24.069	A$38.76	7 Mar 2003	–
		16,771	–	–	16,771	A$24.069	–	7 Mar 2005	7 Mar 2010
		80,920	–	–	80,920	A$33.0106	–	6 Mar 2005	6 Mar 2011
		73,965	–	–	73,965	A$39.8708	–	13 Mar 2005	13 Mar 2012
		90,080	–	–	90,080	A$33.336	–	7 Mar 2006	7 Mar 2013
		–	62,600	–	62,600	A$34.406	–	22 Apr 2007	22 Apr 2014

Notes
1.	Rio Tinto plc ordinary shares of 10p each; Rio Tinto Limited – shares – stated in italics.
2.	Options have been granted under the Rio Tinto Share Option Plan, (“RTSOP”) the Rio Tinto plc Share Savings Plans (“RTPSSP”) and the Rio Tinto Limited Share Savings Plan (“RTLSSP”).
3.	The closing price of Rio Tinto plc ordinary shares at 31 December 2004 was 1533p (2003: 1543p) and the closing price of Rio Tinto Limited shares at31 December 2004 was A$39.12 (2003: A$37.54). The highest and lowest prices

Rio Tinto’s register of directors’ interests, which is open to inspection, contains full details of directors’ shareholdings and options to subscribe for Rio Tinto shares.

during the year were 1574p and 1212p respectively for Rio Tinto plc and A$40.20 and A$31.98 for Rio Tinto Limited.
4.	No directors’ options lapsed during the year.
5.	Or at date of retirement or resignation if earlier.
6.	In accordance with the Plan rules, Robert Adams’ outstanding options become exercisable with immediate effect following his death. His award of options under the 2004 grant has been reduced by 17,881 to 59,819 options.
7.	Oscar Groeneveld exercised his options after his resignation as a director.

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Corporate governance

The directors of Rio Tinto believe that high standards of corporate governance are critical to business integrity and performance. The following report describes how this philosophy is applied in practice.
     As Rio Tinto’s three main listings are in London, Melbourne and New York, the directors have referred to the Combined Code as attached to the United Kingdom Listing Authority Listing Rules (the Code), the Australian Stock Exchange (ASX) Best Practice Corporate Governance Guidelines and the New York Stock Exchange (NYSE) Corporate Governance Listing Standards, as well as the Sarbanes-Oxley Act of 2002, when formulating this statement.
     During 2004, Rio Tinto applied the principles contained in Part 1 of the Code. The detailed provisions of Section 1 of the Code have been complied with as described below. Rio Tinto also complied with the ASX Best Practice Corporate Governance Guidelines and has voluntarily adopted the recommendations of the US Blue Ribbon Committee in respect of disclosures to shareholders, as detailed in the Audit committee’s statement on page 48. A statement on compliance with the New York Stock Exchange’s Corporate Governance Listing Standards is contained below in this statement.

The board
The Companies have common boards of directors which are collectively responsible for the success of the Group and accountable to shareholders for the performance of the business. Throughout the rest of this report, they will be described as the board.
     The board currently consists of 14 directors; the chairman, two executive directors and 11 non executive directors. The Nominations committee continually assesses the balance of executive and non executive directors and the composition of the board in terms of the skills and diversity required to ensure it remains relevant in the current environment.

The role and responsibilities of the board
The role of the board is to provide the Companies with good governance and strategic direction. The board also reviews the Group’s control and accountability framework. The directors have agreed to a formal schedule of matters specifically reserved for decision by the board, including strategy, major investments and acquisitions. The full list is available on Rio Tinto’s website.
     Responsibility for day to day management of the business lies with the executive team, with the board agreeing annual performance targets for management against the Group’s financial plan. The board is ultimately accountable to shareholders for the performance of the business.
     To ensure an efficient process, the board meets regularly and in 2004 had eight scheduled and one special meeting. Details of directors’ attendance at board and committee meetings are set out below.
     The board has regular scheduled discussions on various aspects of the Group’s strategy and, in line with best practice, a dedicated annual two day meeting at which in depth discussions of Group strategy take place.
     Directors receive timely, regular and necessary management and other information to enable them to fulfil their duties. The board has agreed a procedure for the directors to have access to independent professional advice at the Group’s expense and to the advice and services of both company secretaries.
     In addition to these formal processes, directors are in regular communication with senior executives from the different product groups, at formal and informal meetings, to ensure regular exchange of knowledge and experience between management and non executive directors. To continue building on the formal induction programmes, which all new non executive directors undertake, they are encouraged to take every opportunity to visit the Group’s operating locations.
     The chairman also holds regular meetings with non executive directors without the executive directors present.

Board performance
In 2004, the board conducted a further formal process to evaluate its effectiveness and that of the board committees and individual directors.
     Each director’s performance was appraised by the chairman and, in a meeting chaired by the senior non executive director, the non executive directors assessed the chairman’s performance, taking into consideration the views of executive colleagues. This evaluation process takes place annually and aims to cover board dynamics, board capability, board process, board structure, corporate governance, strategic clarity and alignment and the performance of individual directors. Following the evaluation, the directors believe they comply with the requirements of Clause A.6 of the Code and Principle 8 of the ASX Best Practice Corporate Governance Guidelines.

Independence
The board has adopted a policy on directors’ independence. The policy, which contains the materiality thresholds approved by the board, can be viewed on the Rio Tinto website.
     The tests of director independence in the jurisdictions where Rio Tinto is listed are not wholly consistent. The board has, therefore,

Directors’ attendance at board and committee meetings during 2004

Name of Director	Board		Audit committee		Remuneration		Committee on social		Nominations
					committee		and environmental		committee
							accountability

	A	B	A	B	A	B	A	B	A	B

Robert Adams	9	8
David Clementi	9	8	8	8	5	4
Leigh Clifford	9	9
Leon Davis	9	9					3	3
Guy Elliott	9	9
Sir Richard Giordano	9	8	8	7			3	3	2	2
Richard Goodmanson[1]	–	–
Andrew Gould	9	8	8	8	5	4
Oscar Groeneveld[2]	7	7
Lord Kerr[3]	9	8	5	5			2	2
David Mayhew	9	8	8	7					2	2
John Morschel	9	9			5	5	3	3	2	2
Paul Skinner	9	9					3	3	2	2
Sir Richard Sykes	9	8			5	5
Lord Tugendhat[4]	3	2	3	3			1	1

A =	Maximum number of meetings the director could have attended
B =	Number of meetings attended
1.	Richard Goodmanson was appointed on 1 December 2004
2.	Oscar Groeneveld resigned on 1 October 2004
3.	Lord Kerr became a committee member on 1 June 2004 (Audit and CSEA)
4.	Lord Tugendhat retired on 22 April 2004

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Corporate governance continued

adopted the following criteria for independence: independence of management, the absence of any business relationship which could materially interfere with the director’s independence of judgement and ability to provide a strong, valuable contribution to the board’s deliberations or which could interfere with the director’s ability to act in the best interest of the Group. Where contracts in the ordinary course of business exist between Rio Tinto and a company in which a director has declared an interest, these are reviewed for materiality to both Companies.
      Applying these criteria, the board is satisfied that the majority of the directors, Sir David Clementi, Sir Richard Giordano, Richard Goodmanson, Andrew Gould, Lord Kerr, John Morschel, Sir Richard Sykes, Ashton Calvert and Vivienne Cox are all independent. Although Sir Richard Giordano has served as a director since 1992, the strength, objectivity and nature of his contribution to board and committee discussions are fully consistent with those of an independent director. Sir Richard will retire at the end of the 2005 annual general meetings. Leon Davis, a former chief executive of the Group, and David Mayhew, who is chairman of one of Rio Tinto plc’s stockbrokers, are not independent. Leon Davis will also be retiring by rotation at the end of the 2005 annual general meetings.
      Paul Skinner was, until his appointment as chairman in 2003, an independent, non executive director in compliance with the Code. He satisfies the tests for independence under the ASX Best Practice Corporate Governance Guidelines.
    The directors’ biographies are set out on pages 32 and 33.

Election and re-election
Directors are elected by shareholders at the first annual general meetings after their appointment and, after that, offer themselves for re-election at least once every three years. Non executive directors are normally expected to serve at least two terms of three years and, except where special circumstances justify it, would not normally serve more than three such terms.

Chairman and chief executive
The roles of the chairman and chief executive are separate and the division of responsibilities has been formally approved by the board.

Board committees
There are four board committees, the Nominations committee, Audit committee, Remuneration committee and the Committee on social and environmental accountability. Each committee plays a vital role in ensuring that good corporate governance is maintained throughout the Group. Committee terms of reference are reviewed annually by the board and the committees themselves to ensure they continue to be at the forefront of best practice and are posted on the Group’s website. Minutes of all committee meetings are circulated to the board, with oral reports at the next board meeting. All committee members are non executive directors.
      The Audit committee’s main responsibilities include the review of accounting principles, policies and practices adopted in the preparation of public financial information; review with management of procedures relating to financial and capital expenditure controls, including internal audit plans and reports; review with external auditors of the scope and results of their audit; the nomination of auditors for appointment by shareholders; and the review of and recommendation to the board for approval of Rio Tinto’s risk management policy. Its responsibilities also include the review of corporate governance practices of Group sponsored pension funds. The committee has a number of training sessions which may cover new legislation and other relevant information. The external auditors, the finance director, the Group controller and Group internal auditor attend meetings. A copy of the Audit committee charter is reproduced on page 50 and can be found on the Rio Tinto website.
      The Audit committee is chaired by Sir Richard Giordano and its members are Sir David Clementi, Andrew Gould, David Mayhew and Lord Kerr. Following Sir Richard’s retirement in April 2005, Andrew Gould will assume the chairmanship of the committee.

      The Remuneration committee is responsible for determining the policy for executive remuneration and for the remuneration and benefits of individual executive directors and senior executives. Full disclosure of all elements of directors’ and relevant senior executives’ remuneration can be found in the Remuneration report on pages 37 to 44, together with details of the Group’s remuneration policies. The committee is chaired by Sir Richard Sykes and its members are Sir David Clementi, Andrew Gould, John Morschel and Richard Goodmanson.
      The Nominations committee is chaired by the chairman of Rio Tinto, Paul Skinner. It is the committee’s responsibility to ensure that there is a clear, appropriate and transparent process in place to source and appoint new directors. Its responsibilities also include evaluating the balance of skills, knowledge and experience on the board and identifying and nominating, for the approval by the board, candidates to fill board vacancies as and when they arise. The committee reviews the structure, size and composition of the board and makes recommendations with regard to any changes it considers appropriate. The committee also reviews the time required to be committed to Group business by non executive directors and assesses whether non executive directors are devoting sufficient time to carry out their duties. In addition to Paul Skinner, the committee consists of Ashton Calvert, Sir Richard Giordano, David Mayhew and John Morschel. Under the Code, two members of the committee are not considered independent: Paul Skinner, following his appointment as chairman, and David Mayhew. The committee composition is therefore not fully aligned with recommended practice in the UK. The board takes the view, however, that the skills and experience of the members of the committee, combined with the flexibility of a relatively small committee, makes the current composition both efficient and effective.
      The Committee on social and environmental accountability reviews the effectiveness of management policies and procedures in place to deliver those standards in The way we work, Rio Tinto’s statement of business practice, which are not covered by the other board committees and, in particular, those relating to health, safety, the environment and social issues. The overall objective of the committee is to promote the development of high quality business practices throughout the Group and to develop the necessary clear accountability on these practices. Members of the committee, which is chaired by Paul Skinner, are Ashton Calvert, Leon Davis, Sir Richard Giordano, Lord Kerr, John Morschel and Richard Goodmanson.

Executive directors’ other directorships
Executive directors are likely to be invited to become non executive directors of other companies. For full details of the Group policy and fees, see page 40.

Directors’ dealings in shares
Rio Tinto has a Group policy in place to govern the dealing in Rio Tinto securities by directors and employees. The policy, which prohibits dealings when in possession of price sensitive information and shortly before a results announcement, can be viewed on the Rio Tinto website.

Communication
Rio Tinto recognises the importance of effective communication with shareholders and the general investment community. To ensure shareholders are kept informed in a timely manner, the Group has adopted an External disclosure guidance, which is posted on the website appended to the Corporate governance guidance.
      In addition to statutory documents, Rio Tinto has a comprehensive website featuring in depth information on health, safety and the environment, as well as general investor information and Group policies. Results presentations and other significant events are available as they happen and as an archive on the website.
      The Group also produces a range of informative publications, which are available on request. For further details, see page 56.
      Full advantage is taken of the annual general meetings to inform shareholders of current developments and to give shareholders the

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opportunity to ask questions. As recommended by the ASX Best Practice Corporate Governance Guidelines, Rio Tinto Limited’s external auditor attends the AGM and is available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor’s report.
      The main channels of communication with the general investment community are through the chairman, chief executive and finance director, who conduct regular meetings with the Companies’ major shareholders. Non executive directors and the senior independent director are also available as appropriate.
      The Group also organises regular investor seminars which provide a two way communication with investors and analysts; the valuable feedback is communicated to the board. An annual survey of major shareholders’ opinion and perception of the Group is presented to the board by the Group’s investor relations advisors.

Statement of business practice
The way we work provides the directors and all Group employees with a summary of the principal policies and procedures in place to help ensure that high governance and business standards are communicated and achieved throughout the Group.
      Main policies are adopted by the directors after wide consultation, externally and within the Group. Once adopted, they are communicated to business units worldwide, together with guidance and support on implementation. Business units are then required to devote the necessary effort by management to implement and report on these policies.
      The following policies are currently in place: health, safety and the environment; communities; human rights; access to land; employees; business integrity; bribery and corruption; corporate governance; compliance; external disclosures, including continuous disclosure, and code of ethics covering the preparation of financial statements and political involvement. These policies apply to all Rio Tinto managed businesses.
      There is also a Group wide “whistle blowing” programme called Speak-OUT. Employees are encouraged to report any concerns, including any suspicion of a violation of the Group’s financial reporting and environmental procedures, through an independent third party and without fear of recrimination. A process has been established for the investigation of any matters reported with clear lines of reporting and responsibility in each Group business.
      Where the Group does not have operating responsibility for a business, Rio Tinto’s policies are communicated to the business partners and they are encouraged to adopt similar policies of their own.
      Rio Tinto’s report on social and environmental matters follows the Association of British Insurers’ guidelines. This report can be found on pages 22 to 25. Details of the Group’s overall and individual businesses’ social and environmental performance continue to be published on Rio Tinto’s website and in the Sustainable development review.

Responsibilities of the directors
The directors are required by UK and Australian company law to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Group as at the end of the financial period and of the profit or loss and cash flows for that period. To ensure that this requirement is satisfied, the directors are responsible for establishing and maintaining adequate internal controls and procedures for financial reporting throughout the Group.
      The directors consider that the financial statements present a true and fair view and have been prepared in accordance with applicable accounting standards, using the most appropriate accounting policies for Rio Tinto's business and supported by reasonable and prudent judgments. The accounting policies have been consistently applied.
      The directors have received a written statement from the chief executive and the finance director to this effect. In accordance with ASX Best Practice Recommendation 7.2, this written statement is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the board and confirms that the Group’s risk management and internal compliance and control systems are operating efficiently and effectively in all material respects.
      The directors, senior executives, senior financial managers and other members of staff who are required to exercise judgement in the course of the preparation of the financial statements are required to conduct themselves with integrity and honesty and in accordance with the ethical standards of their profession and/or business.
      The directors are responsible for maintaining proper accounting records, in accordance with the UK Companies Act 1985 and the Australian Corporations Act 2001. They have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of Group and to prevent and detect fraud and other irregularities.
      The directors are also responsible for the maintenance and integrity of the Group’s website. The work carried out by the auditors does not involve consideration of this and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially loaded on the website.

Going concern
The financial statements have been prepared on the going concern basis. The directors report that they have satisfied themselves that the Group is a going concern since it has adequate financial resources to continue in operational existence for the foreseeable future.

Boards’ statement on internal control
Rio Tinto’s overriding corporate objective is to maximise long term shareholder value through responsible and sustainable investment in mining and related assets. The directors recognise that creating shareholder value is the reward for taking and accepting risk.
      The directors are responsible for the Group’s system of internal control and for reviewing its effectiveness in providing shareholders with a return on their investments that is consistent with a responsible assessment and mitigation of risks. This includes reviewing financial, operational and compliance controls, and risk management procedures. Because of the limitations inherent in any such system this is designed to manage rather than eliminate risk. Accordingly, it provides reasonable but not absolute assurance against material misstatement or loss.
      The directors have established a process for identifying, evaluating and managing the significant risks faced by the Group. This process was in place during 2004 and up to and including the date of approval of the 2004 Annual report and financial statements. The process is reviewed annually by the directors and accords with the guidance set out in Internal Control: Guidance for Directors on the Combined Code.
     The Group’s management committees review information on the Group’s significant risks, with relevant control and monitoring procedures, for completeness and accuracy. This information is presented to the directors to enable them to assess the effectiveness of the internal controls. In addition, the board and their committees monitor the Group’s significant risks on an ongoing basis.
      Assurance functions, including internal auditors and health, safety and environmental auditors, perform reviews of control activities and provide regular written and oral reports to directors and management committees. The directors receive and review minutes of the meetings of each board committee, in addition to oral reports from the respective chairmen at the first board meeting following the relevant committee meeting.
      Certain risks, for example natural disasters, cannot be mitigated to an acceptable degree using internal controls. Such major risks are transferred to third parties in the international insurance markets, to the extent considered appropriate.
      Each year, the leaders of the Group’s businesses and administrative offices complete an internal control questionnaire that seeks to confirm that adequate internal controls are in place and operating effectively. The results of this process are reviewed by the executive committee and it is then presented to the board as a further part of their review of the

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Corporate governance continued

Group’s internal controls. This process is continually reviewed and strengthened as appropriate.
      In 2002, the Group also established a Disclosure and procedures committee, which was tasked with reviewing the adequacy and effectiveness of Group controls and procedures over the public disclosure of financial and related information. The committee has been presenting the results of this process to senior management and directors and will continue to do so.
      The Group has material investments in a number of joint ventures and associated companies. Where Rio Tinto does not have managerial control, it cannot guarantee that local management of mining assets will comply with Rio Tinto standards or objectives. Accordingly, the review of their internal controls is less comprehensive than that for the Group’s managed operations.

The New York Stock Exchange
In November 2003, the SEC approved the new corporate governance listing standards of the New York Stock Exchange (NYSE). The Company, as a foreign issuer with American Depositary Shares listed on the NYSE, is obliged to disclose any significant ways in which its corporate governance practices differ from these standards.
      The Company has reviewed the NYSE’s listing standards and believes that its corporate governance practices are consistent with them, with two exceptions where the Company does not meet the strict requirements set out in these standards.
      The standards state that Companies must have a nominating/ corporate governance committee composed entirely of independent directors and with written terms of reference which, in addition to identifying individuals qualified to become board members, develops and recommends to the board a set of corporate governance principles applicable to the Company. Rio Tinto has a Nominations committee, information about which is set out on page 46. This committee does not develop corporate governance principles for the board’s approval. The board itself performs this task and approves the Group’s overall system of governance and internal controls.
      Rio Tinto’s Audit committee is made up of a majority of independent non executive directors. However, one committee member, David Mayhew, is technically deemed not to be independent. The board, the Audit committee and the Nominations committee are made up of a majority of independent, non executive directors as defined by the NYSE listing standards.

Principal auditors
The remuneration of the Group’s principal auditors for audit services and other services as well as remuneration payable to other accounting firms has been set out in note 37 on page 127 of the Annual report and financial statements.
      Rio Tinto has adopted policies designed to uphold the independence of the Group’s principal auditors by prohibiting their engagement to provide a range of accounting and other professional services that might compromise their appointment as independent auditors. The engagement of the Group’s principal auditors to provide statutory audit services, certain other assurance services, tax services and certain other specific services is pre-approved by the Audit Committee. The engagement of the Group’s principal auditors to provide other permitted services are individually subject to the specific approval of the Audit committee or its chairman.
      Prior to the commencement of each financial year, the Group’s finance director and its principal auditors submit to the Audit committee a schedule of the types of services that are expected to be performed during the following year for its approval. The Audit committee may impose a US dollar limit on the total value of other permitted services that can be provided. Any non audit service provided by the Group’s principal auditors, where the expected fee exceeds a pre-determined level, must be subject to the Group’s normal tender procedures. However, in exceptional circumstances the finance director is authorised to engage the Group’s principal auditors to provide such services without going to tender, but if the fees are expected to exceed US$250,000 then the chairman of the Audit committee must approve the engagement.
      The Audit committee adopted policies for the pre-approval of permitted services provided by the Group’s principal auditors during January 2003 which were further refined and adopted during September 2003. Engagements for services provided by the Group's principal auditors since the adoption of these policies were either within the pre-approval policies or approved by the Audit committee.

Audit committee
US Blue Ribbon Compliance statement
The Audit committee meets the membership requirements of the Code and the Blue Ribbon Report in the US. The Group also meets the disclosure requirements in respect of audit committees required by the Australian Stock Exchange. The Audit committee is governed by a written charter approved by the board, which the Audit committee reviews and reassesses each year for adequacy. A copy of this charter is reproduced on page 50. With effect from 31 July 2005, the Group will become subject to the NYSE Rules on Audit Committees. The committee intends to comply with these rules when they come into force.
      The Audit committee comprises the five members set out below. The members, with the exception of David Mayhew, are independent and are free of any relationship that would interfere with impartial judgement in carrying out their responsibilities. David Mayhew is technically deemed not to be independent by virtue of his professional association with the Group in his capacity as chairman of Cazenove Group PLC, a stockbroker and financial adviser to Rio Tinto plc. However, the board has determined that the relationship does not interfere with David Mayhew’s exercise of independent judgement and believes that his appointment is in the best interests of the Group because of the substantial financial knowledge and expertise he brings to the committee.

Report of the Audit committee
The Audit committee met eight times in 2004. It monitors developments in corporate governance in the UK, Australia and the US, to ensure the Group continues to apply high and appropriate standards.
      Many of the new US requirements have long been best practice and are incorporated into the committee’s charter, reproduced on page 50. The charter is subject to regular discussion and has been reviewed in the light of new requirements and emerging best practice.
      There is in place a set of procedures, including budgetary guidelines, for the appointment of the external auditor to undertake non audit work, which aims to provide the best possible services for the Group at the most advantageous price. The committee reviews the independence of the external auditors on an annual basis and a process is also in place to review their effectiveness to ensure that the Group continues to receive an efficient and unbiased service. The committee advised the directors that the Audit Committee is satisfied that the provision of non audit services by the external auditors during 2004 is compatible with the general standard of independence for auditors imposed by the Australian Corporations Act 2001. Furthermore, as part of its responsibility to foster open communication, the committee meets with management, the external auditors and the internal auditor separately.

Financial expert
The Audit committee reviewed the SEC requirements for audit committees’ financial experts and the Combined Code requirement that at least one committee member should have recent and relevant financial experience. Following an in depth assessment, the committee recommended to the board that Sir Richard Giordano, Sir David Clementi and Andrew Gould be identified as the Audit committee’s financial experts in the 2004 Annual report and financial statements. The board has concluded that Sir Richard Giordano, Andrew Gould and Sir David Clementi possess the requisite skills, experience and background to qualify for the purpose of C.3.1. of the Code as well as fulfilling the SEC criteria.

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2004 financial statements
The Audit committee has reviewed and discussed with management the Group’s audited financial statements for the year ended 31 December 2004.
      We have discussed with the external auditors the matters described in the American Institute of Certified Public Accountant Auditing Standard No. 90, Audit Committee Communications, and in the UK Statement of Auditing Standard No 610, Reporting to those charged with Governance (SAS 610), including their judgements regarding the quality of the Group’s accounting principles and underlying estimates.
      The committee has discussed with the external auditors their independence, and received and reviewed their written disclosures, as required by the US Independence Standards Board’s Standard No. 1, Independence Discussions with Audit Committees and SAS 610.
      Based on the reviews and discussions referred to above, the committee has recommended to the board of directors that the financial statements referred to above be included in this Annual report.

Sir Richard Giordano (Chairman)
Sir David Clementi
Andrew F J Gould
Lord Kerr
David L Mayhew

Report of the Nominations committee
The Nominations committee is pleased to present the report of its activities, which cover a period of considerable change in composition of the board. A number of long standing non executive directors will have retired over the period 2004/5, including Lord Tugendhat, Sir Richard Giordano, Leon Davis and John Morschel. The recruitment, with input from an external search agency, of replacements with appropriate skills and experience has been the main priority of the committee. Richard Goodmanson joined the board on 1 December 2004 and Ashton Calvert and Vivienne Cox on 1 February 2005. Each is an independent director who brings an experience profile which will ensure that the overall quality of the board is maintained. Apart from making a general overview of the composition of the board, the committee members have been directly involved in the assessment of all individuals considered for appointment. As part of his annual performance assessment of individual directors, Paul Skinner, who is chairman of the Nominations committee, has reviewed the time committed to Group business and confirmed this to be appropriate in each case.

Paul Skinner (Chairman)
Sir Richard Giordano
David L Mayhew
John Morschel

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Audit committee charter

Scope and authority
The Group is required by the UK Listing Authority (UKLA), the New York Stock Exchange (NYSE), and the Australian Stock Exchange (ASX) to establish an Audit committee. Each of the UKLA, the NYSE and the ASX also lay down rules and guidelines for the composition of the committee and the work to be undertaken by it. These requirements, where not self evident, have been incorporated into this Charter.
The primary function of the Audit committee is to assist the boards of directors in fulfilling their responsibilities by reviewing:
•	the financial information that will be provided to shareholders and the public;
•	the systems of internal financial controls that the boards and management have established;
•	the Group’s auditing, accounting and financial reporting processes.
In carrying out its responsibilities, the committee has full authority to investigate all matters that fall within the terms of reference of this Charter. Accordingly, the committee may:
•	obtain independent professional advice in the satisfaction of its duties at the cost of the Group;
•	have such direct access to the resources of the Group as it may reasonably require, including the external and internal auditors.

Composition
The Audit committee shall comprise three or more non executive directors, at least three of whom shall be independent. The boards will determine each director’s independence having regard to any past and present relationships with the Group which, in the opinion of the boards, could influence the director’s judgment.
      All members of the committee shall have a working knowledge of basic finance and accounting practices. At least one member of the committee will have accounting or related financial management expertise, as determined by the boards.
      A quorum will comprise any two independent directors.
      The committee may invite members of the management team to attend the meetings and to provide information as necessary.

Meetings
The committee shall meet not less than four times a year or more frequently as circumstances require. Audit committee minutes will be confirmed at the following meeting of the committee and tabled as soon as practicable at a meeting of the boards.
      The Group’s senior financial management, external auditors and internal auditor shall be available to attend all meetings.
      As part of its responsibility to foster open communication, the committee should meet with management, the external auditors and the internal auditor, at least annually, to discuss any matters that are best dealt with privately.

Responsibilities
The boards and the external auditors are accountable to shareholders. The Audit committee is accountable to the boards. The internal auditor is accountable to the Audit committee and the finance director.
      To fulfil its responsibilities the committee shall:

Charter
•	Review and, if appropriate, update this Charter at least annually.

Financial reporting and internal financial controls
•	Review with management and the external auditors the Group’s financial statements, stock exchange and media releases in respect of each half year and full year.
•	Review with management and the external auditors the accounting policies and practices adopted by the Group and their compliance with accounting standards, stock exchange listing rules and relevant legislation.
•	Discuss with management and the external auditors management’s choice of accounting principles and material judgments, including whether they are aggressive or conservative and whether they are common or minority practices.
•	Recommend to the boards that the annual financial statements reviewed by the committee (or the chairman representing the committee for this purpose) be included in the Group’s annual report.
•	Review the regular reports prepared by the internal auditor including the effectiveness of the Group’s internal financial controls.

External auditors
•	Recommend to the boards the external auditors to be proposed to shareholders.
•	Review with the external auditors the planned scope of their audit and subsequently their audit findings including any internal control recommendations.
•	Periodically consult with the external auditors out of the presence of management about the quality of the Group’s accounting principles, material judgments and any other matters that the committee deems appropriate.
•	Review the performance of the external auditors and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements.
•	Review and approve the fees and other compensation to be paid to the external auditors.
•	Review and approve any non audit work and related fees to be carried out by the external auditors.
•	Ensure that the external auditors submit a written statement outlining all of its professional relationships with the Group including the provision of services that may affect their objectivity or independence. Review and discuss with the external auditors all significant relationships they have with the company to determine their independence.

Internal auditor
•	Review the qualifications, organisation, strategic focus and resourcing of internal audit.
•	Review the internal audit plans.
•	Periodically consult privately with the internal auditor about any significant difficulties encountered including restrictions on scope of work, access to required information or any other matters that the committee deems appropriate.

Risk management
•	Review and evaluate the internal processes for determining and managing key risk areas.
•	Ensure the Group has an effective risk management system and that macro risks are reported at least annually to the board.
•	Require periodic reports from nominated senior managers:
	–	confirming the operation of the risk management system including advice that accountable management have confirmed the proper operation of agreed risk mitigation strategies and controls, and
	–	detailing material risks.
•	Address the effectiveness of the Group’s internal control system with management and the internal and external auditors.
•	Evaluate the process the Group has in place for assessing and continuously improving internal controls, particularly those related to areas of material risk.

Other matters The committee shall also perform any other activities consistent with this Charter that the committee or boards deem appropriate. This will include but not be limited to:
•	Review of the corporate governance practices of Group sponsored pension funds.
•	Review of the Group’s insurance cover.
•	Review the Group’s tax position.

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Shareholder information

DIVIDENDS
Under Rio Tinto’s long standing progressive dividend policy, the aim is to increase the US dollar value of dividends over time, without cutting them in economic downturns.
      The rate of the total annual dividend, in US dollars, is determined taking into account the results for the past year and the outlook for the current year. The interim dividend is set at one half of the total dividend for the previous year. Under Rio Tinto’s dividend policy the final dividend for each year is expected to be at least equal to the previous interim dividend.
      The majority of the Group’s sales are transacted in US dollars, making this the most reliable measure of the Group’s global business performance. It is Rio Tinto’s main reporting currency and consequently the natural currency for dividend determination. Dividends determined in US dollars are translated at exchange rates prevailing two days prior to the declaration and are then declared payable in sterling by Rio Tinto plc and in Australian dollars by Rio Tinto Limited. For the 2004 interim and final dividends the exchange rates were US$1.8245 and US$1.8796 to the pound and US$0.7029 and US$0.7720 to the Australian dollar respectively.

Rio Tinto Group – US cents per share
	2004	2003	2002	2001	2000

Interim	32.0	30.0	29.5	20.0	19.0
Final	45.0	34.0	30.5	39.0	38.5
Total	77.0	64.0	60.0	59.0	57.5

Rio Tinto plc dividends – pence per share
	2004	2003	2002	2001	2000

Interim	17.54	18.45	18.87	14.03	12.66
Final	23.94	18.68	18.60	27.65	26.21
Total	41.48	37.13	37.47	41.68	38.87

Rio Tinto Limited – Australian cents per share
	2004	2003	2002	2001	2000

Interim	45.53	45.02	54.06	39.42	32.68
Final	58.29	44.68	51.87	75.85	69.76
Total	103.82	89.70	105.93	115.27	102.44

Payment of the final dividend of 23.94 pence per share to Rio Tinto plc shareholders and 58.29 Australian cents per share to Rio Tinto Limited shareholders will be made on 8 April 2005.
      On request, UK shareholders of Rio Tinto Limited can receive dividends in sterling and Australian shareholders of Rio Tinto plc can receive dividends in Australian dollars. For information, please contact Computershare, whose details are given on page 55.

Dividends to Rio Tinto ADR holders
Payment of the 2004 final dividend of 45 US cents per share (180 US cents per ADR) will be made by JP Morgan Chase Bank NA to Rio Tinto plc ADR holders and The Bank of New York to Rio Tinto Limited ADR holders on 11 April 2005. The dividends for 2004 total 308 US cents per ADR.

Dividend Reinvestment Plan (DRP)
The DRP gives shareholders the opportunity to use their cash dividend to purchase Rio Tinto shares in the market, free of commission. For further information on the DRP please contact Computershare.

Dividend mandates
Shareholders can have their dividends credited directly to their bank, building society or credit union account. If you wish to take advantage of this arrangement, please contact Computershare or download the relevant form from their website.

SHARE PRICES
Rio Tinto plc – pence per share
2004	High	Low

1st quarter	1,574	1,297
2nd quarter	1,409	1,212
3rd quarter	1,496	1,313
4th quarter	1,562	1,421

Rio Tinto plc – pence per share
	2004	2003	2002

Year end	1,533	1,543	1,240
High	1,574	1,543	1,492
Low	1,212	1,093	981

Rio Tinto Limited – Australian dollars per share
2004	High	Low

1st quarter	38.50	33.80
2nd quarter	36.18	31.98
3rd quarter	38.60	35.56
4th quarter	40.20	36.30

Rio Tinto Limited – Australian dollars per share
	2004	2003	2002

Year end	39.12	37.54	33.95
High	40.20	37.54	41.35
Low	31.98	28.17	29.05

Rio Tinto plc ADRs – US$ per ADR
2004	High	Low

1st quarter	111.50	95.95
2nd quarter	105.30	86.42
3rd quarter	108.65	97.03
4th quarter	119.39	103.48

Rio Tinto Limited ADRs – US$ per ADR
2004	High	Low

1st quarter	115.00	99.45
2nd quarter	108.00	91.60
3rd quarter	108.20	102.00
4th quarter	125.00	107.00

Investment warning
Past performance of share prices is not necessarily a guide to future performance. The value of investments and any income from them is not guaranteed and can fall as well as rise depending on market movements. You may not get back the original amount invested.

Share price information
Closing share prices are published in most newspapers and share prices during the day are available on the Rio Tinto and other websites In the UK the Rio Tinto plc share price is also available on CEEFAX and TELETEXT and can be obtained through the Cityline service operated by the Financial Times: telephone 0906 843 3880; calls are currently charged at 60p per minute.

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Shareholder information continued

Credit ratings
Rio Tinto has strong international credit ratings:

	Short term	Long term

Standard & Poor’s Corporation	A-1	A+
Moody’s Investors Service	P-1	Aa3

The ratings by Standard & Poor’s Corporation have a “stable” outlook. The ratings by Moody’s Investor Services improved from a “negative” to a “stable” outlook during 2004.

DUAL LISTED COMPANIES STRUCTURE
In December 1995, Rio Tinto shareholders approved the terms of the dual listed companies merger (‘the DLC merger’) which was designed to place the shareholders of both Companies in substantially the same position as if they held shares in a single enterprise owning all of the assets of both Companies. A condition of its approval of the DLC merger, the Australian Government required Rio Tinto plc to reduce its shareholding in Rio Tinto Limited to 39 per cent by the end of 2005. The current holding is approximately 37.6 per cent.
Following the approval of the DLC merger, both Companies entered into a DLC Merger Sharing Agreement (the Sharing Agreement) through which each Company agreed:
•	to ensure that the businesses of Rio Tinto plc and Rio Tinto Limited are managed on a unified basis;
•	to ensure that the boards of directors of each Company is the same; and
•	to give effect to certain arrangements designed to provide shareholders of each Company with a common economic interest in the combined enterprise.

In order to achieve this third objective the Sharing Agreement provided for the ratio of dividend, voting and capital distribution rights attached to each Rio Tinto plc share and to each Rio Tinto Limited share to be fixed in an Equalisation Ratio which has remained unchanged at 1:1. The Sharing Agreement has provided for this ratio to be revised in special circumstances where for example certain modifications are made to the share capital of one Company, such as rights issues, bonus issues, share splits and share consolidations, but not to the share capital of the other. Outside these specified circumstances, the Equalisation Ratio can only be altered with the approval of shareholders under the Class Rights Actions approval procedure described under Voting at shareholders meetings. In addition, any adjustments are required to be confirmed by the auditors.
     One consequence of the DLC merger is that Rio Tinto is subject to a wide range of laws, rules and regulatory review across multiple jurisdictions. Where these rules differ, in many instances it means that, as a Group, Rio Tinto complies with the strictest level.
     Consistent with the creation of a single combined enterprise under the DLC merger, directors of each Company are to act in the best interests of the shareholders of both Companies (ie, in the best interests of Rio Tinto as a whole). Identified areas where there may be a conflict of the interests of the shareholders of each Company must be approved under the Class Rights Actions approval procedure.
     To ensure that directors of each Company are the same, resolutions to appoint or remove directors must be put to shareholders of both Companies as a joint electorate (as a Joint Decision as described under Voting at shareholders meetings) and it is a requirement that a person can only be a director of one Company if the person is also a director of the other Company. So, for example, if a person was removed as a director of one Company, they would also cease to be a director of the other.

Dividend rights
The Sharing Agreement provides for dividends paid on Rio Tinto plc and Rio Tinto Limited shares to be equalised on a net cash basis, that is without taking into account any associated tax credits. Dividends are determined in US dollars and are then, except for ADR holders, translated and paid in pounds sterling or Australian dollars. The Companies are also required to announce and pay their dividends and other distributions as close in time to each other as possible.
     In the unlikely event that one Company did not have sufficient distributable reserves to pay the equalised dividend (or the equalised capital distribution), it would be entitled to receive a ‘top up payment’ from the other Company. The top up payment could be made as a dividend on the DLC Dividend Share, on the Equalisation Share (if on issue) or by way of a contractual payment.
     If the payment of an equalised dividend would contravene the law applicable to one of the Companies then they may depart from the Equalisation Ratio. However should such a departure occur then the relevant Company will put aside reserves to be held for payment on the relevant shares at a later date.
     Rio Tinto shareholders have no direct rights to enforce the dividend equalisation provisions of the Sharing Agreement.
     The DLC Dividend Share can also be utilised to provide the Group with flexibility for internal funds management by allowing dividends to be paid between the two parts of the Group. Such dividend payments are of no economic significance to the shareholders of either Company, as they will have no effect on the Group’s overall resources.

Voting at shareholders’ meetings
Under the Group’s DLC structure, shareholders of Rio Tinto plc and Rio Tinto Limited take decisions on significant matters, including the appointment of directors, through a joint electoral procedure. Matters to be determined through this procedure are submitted for approval by shareholders of both Companies at separate meetings, but voting as a joint electorate.
     This is achieved through the special arrangements whereby votes cast by Rio Tinto plc shareholders at a Rio Tinto plc meeting are reflected at the parallel Rio Tinto Limited shareholders’ meeting, and vice versa. In the case of Rio Tinto plc, and as part of the special voting arrangements, the shares in Rio Tinto Limited held by Rio Tinto plc are used solely to reflect the Rio Tinto plc shareholder vote at the equivalent Rio Tinto Limited meeting. Voting on joint decision matters will be by poll at each shareholder meeting with each poll being left open long enough to allow the votes cast at the Rio Tinto plc meeting to be carried with the poll at the Rio Tinto Limited meeting, and vice versa.
     Matters which are not of concern to one set of shareholders or which affect the two Companies’ shareholders differently will require the separate approval of one or both sets of shareholders.
     Rio Tinto plc ADR holders may instruct JP Morgan Chase Bank NA, and Rio Tinto Limited ADR holders may instruct The Bank of New York, as to how the shares represented by their ADRs should be voted.
     The overall votes of the joint electorate and the results of votes on which separate approvals are required will be announced to the stock exchanges and advertised in the Financial Times and The Australian. After 29 April 2005, the results may also be obtained on the shareholder helpline, in the UK Freephone number 0800 435021, or in Australia toll free (within Australia) 1800 813 292, or from the Rio Tinto website.

TAXATION
Taxation of UK resident individuals
Taxation of dividends
UK dividends carry a tax credit equal to one ninth of the dividend. Individuals who are not liable to income tax at the higher rate will have no further tax to pay. Higher rate tax payers are liable to tax on UK dividends at 32.5 per cent which, after taking account of the tax credit, produces a further tax liability of 25 per cent of the dividend received.

Reclaiming income tax on dividends
Tax credits on dividends are no longer recoverable. However, tax credits on dividends paid into Personal Equity Plans or Individual Savings Accounts will be refunded on dividends paid prior to 6 April 2004.

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Dividend reinvestment plan (DRP)
The taxation effect of participation in the DRP will depend on individual circumstances. Shareholders will generally be liable for tax on dividends reinvested in the DRP on the same basis as if they had received the cash and arranged the investment. The dividend should therefore be included in the annual tax return in the normal way.
     The shares acquired should be added to shareholdings at the date and at the net cost shown on the share purchase advice. The actual cost of the shares (for Rio Tinto plc shareholders including the stamp duty/stamp duty reserve tax) will form the base cost for capital gains tax purposes.

Capital gains tax
Shareholders who have any queries on capital gains tax issues are advised to consult their financial adviser.
     A leaflet which includes details of relevant events since 31 March 1982 and provides adjusted values for Rio Tinto plc securities as at that date is available from the company secretary.

Taxation of Australian resident individuals
Taxation of dividends
Dividend imputation system
The basis of the Australian dividend imputation system is that when Australian resident shareholders receive dividends from Rio Tinto Limited, they may be entitled to a credit for the tax paid by the Company in respect of that income, depending on the tax status of the shareholder.
     The application of the system results in tax paid by the Company being allocated to shareholders by way of franking credits attaching to the dividends they receive. Such dividends are known as franked dividends. A dividend may be partly or fully franked. The current Rio Tinto Limited dividend is fully franked and the franking credits attached to the dividend are shown in the distribution statement provided to shareholders.
     The extent to which a company will frank a dividend depends on the credit balance in its franking account. Credits to this account can arise in a number of ways, including when a company pays company tax or receives a franked dividend from another company. The dividend is required to be included in a resident individual shareholder’s assessable income. In addition an amount equal to the franking credits attached to the franked dividend is also included in the assessable income of the resident individual, who may then be entitled to a rebate of tax equal to the franking credit amount included in their income.
     The effect of the dividend imputation system on non resident shareholders is that, to the extent that the dividend is franked, no Australian tax will be payable and there is an exemption from dividend withholding tax.
     A withholding tax is normally levied at the rate of 15 per cent when unfranked dividends are paid to residents of countries with which Australia has a taxation treaty. Most Western countries have a taxation treaty with Australia. A rate of 30 per cent applies to countries where there is no taxation treaty.
     Since 1988, all dividends paid by Rio Tinto Limited have been fully franked. It is the Company’s policy to pay fully franked dividends whenever possible.

Dividend reinvestment plan (DRP)
Shareholders will generally be liable for tax on dividends reinvested in the DRP on the same basis as if they had received the cash and arranged the investment. The dividend should therefore be included in the annual tax return in the normal way.
     The shares acquired should be added to shareholding at the date of acquisition at the actual cost of the shares, which is the amount of the dividend applied by the shareholder to acquire shares and any incidental costs associated with the acquisition, including stamp duty, will form, part of the cost base or reduced cost base of the shares for capital gains tax purposes.

Capital gains tax
The Australian capital gains tax legislation is complex and shareholders are advised to seek the advice of an independent taxation consultant on any possible capital gains tax exposure.
     If shareholders have acquired shares after 19 September 1985 they may be subject to capital gains tax on the disposal of those shares.

MARKET LISTINGS
Australia and New Zealand
Rio Tinto Limited’s shares are listed on the Australian Stock Exchange and the New Zealand Stock Exchange.

Europe
The principal market for Rio Tinto plc shares is the London Stock Exchange (LSE). As a constituent of the Financial Times Stock Exchange 100 Index (FTSE 100 Index), Rio Tinto plc shares trade through the Stock Exchange Electronic Trading Service (SETS) system.
     In addition to its primary listing on the LSE, Rio Tinto plc’s shares are also listed on Euronext and on Deutsche Börse. Although not listed, Rio Tinto Limited shares are also traded in London.

United States
Rio Tinto plc shares are listed on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts (ADRs) and traded under the symbol ’RTP’. Rio Tinto Limited shares are traded over the counter in the form of ADRs and traded under the symbol ’RTOLY’.
     Each ADR represents four shares. JPMorgan Chase Bank NA is the Authorised Depositary bank for the Rio Tinto plc ADR programme and The Bank of New York is the Authorised Depositary bank for the Rio Tinto Limited ADR programme. All enquiries regarding ADR holders’ accounts and dividends should be directed to the appropriate Depositary, whose address may be found on page 55.
     Rio Tinto is subject to the US Securities and Exchange Commission (SEC) reporting requirements for foreign companies. A Form 20-F will be filed with the SEC. This and other filings can be viewed on the SEC website at www.sec.gov

SUPPLEMENTARY INFORMATION
Computershare Investor Services PLC and Computershare Investor Services Pty Limited are the registrars for Rio Tinto plc and Rio Tinto Limited respectively. All enquiries and correspondence concerning shareholdings (other than shares held in ADR form) should be directed to the respective registrar. Their addresses and telephone numbers are given on page 55. Please notify Computershare promptly in writing of any change of address.
     Shareholders are able to obtain details about their own shareholding from the internet. Full details, including how to gain secure access to this personalised enquiry facility, are given on the Computershare website.

Consolidation of share certificates
If your certificated shareholding in Rio Tinto plc is represented by several individual share certificates, they can be replaced by one consolidated certificate; there is no charge for this service. Share certificates should be sent to Computershare together with a letter of instruction.

Share certificates – name change
Share certificates in the name of The RTZ Corporation PLC remain valid notwithstanding the name change to Rio Tinto plc in 1997.

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Shareholder information continued

Share warrants to bearer
All outstanding share warrants to bearer of Rio Tinto plc have been converted into registered ordinary shares under the terms of a scheme of arrangement sanctioned by the court in 2001. Holders of any outstanding share warrants to bearer should contact the Rio Tinto plc company secretary for an application form to obtain their rights to registered ordinary shares.

Corporate Nominee Service
Computershare, in conjunction with Rio Tinto plc, have introduced a corporate nominee service for private individuals. Further information can be obtained from Computershare.

Low cost share dealing service
Stocktrade operates the Rio Tinto low cost share dealing service which provides Rio Tinto plc shareholders with a simple telephone facility for buying and selling Rio Tinto plc shares. Basic commission is 0.5 per cent up to £10,000, reducing to 0.2 per cent thereafter (subject to a minimum commission of £15). Further information is available from Stocktrade, which is a division of Brewin Dolphin Securities, authorised and regulated by the Financial Services Authority. Their details are given on page 55.
     Some transactions may be subject to the money laundering regulations and you may be required to provide certain personal details to Stocktrade prior to any purchase or sale of shares.

Individual Savings Account (ISA)
Stocktrade offers an ISA for UK residents wishing to hold Rio Tinto plc shares in an ISA account. Existing PEPS or ISAs may also be transferred to Stocktrade.
     Further information on ISAs can be obtained from Stocktrade, whose details are given on page 55.

Publication of financial statements
Shareholders currently receiving the Annual review, who wish to receive a copy of the full Annual report and financial statements for this and future years, should contact Computershare. Alternatively if shareholders wish to receive these reports electronically, rather than in paper form, they should register their instruction on the Computershare website. They are also available on the Rio Tinto website.
     Registered holders of ADRs will have the annual and interim reports sent to them at their record address. Brokers or financial institutions which hold ADRs for shareholder clients are responsible for forwarding shareholder information to their clients and will be provided with copies of the Annual review and interim reports for this purpose.
     Full parent entity Financial statements for Rio Tinto Limited are available free of charge from the Rio Tinto Limited company secretary on request. These Financial statements are also available on the Rio Tinto website.

Unsolicited mail
Rio Tinto is aware that some shareholders have had occasion to complain that outside organisations, for their own purposes, have used information obtained from the Companies’ share registers. Rio Tinto, like other companies, cannot by law refuse to supply such information provided that the organisation concerned pays the appropriate statutory fee. If you are in the UK and wish to stop receiving unsolicited mail then you should register with The Mailing Preference Service by letter, telephone or through their website.

The Mailing Preference Service
Freepost 22
London W1E 7EZ

Telephone: 020 7291 3310
www.mpsonline.org.uk

54	Rio Tinto 2004 Annual review

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Useful addresses

Shareholders
Please contact the respective registrar if you
have any queries about your shareholding

Rio Tinto plc
Computershare Investor Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH

Telephone: +44 (0) 870 702 0000
Facsimile: +44 (0) 870 703 6119
UK residents only,
Freephone: 0800 435021
Website: www.computershare.com

Rio Tinto Limited
Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne
Victoria 3000

Telephone: +61 (0) 3 9415 4030
Facsimile: +61 (0) 3 9473 2500
Australia residents only,
Toll free: 1 800 813 292
Website: www.computershare.com

Holders of Rio Tinto plc American
Depositary Receipts (ADRs)
Please contact the ADR administrator if you
have any queries about your ADRs

ADR administrator
JP Morgan Chase Bank NA
P O Box 43013
Providence
RI 02940-3013

Telephone: +1 (781) 575 4328
Facsimile: +1 (781) 575 4082
US residents only
Toll free: (800) 900 1135
Website: www.adr.com/shareholder

Holders of Rio Tinto Limited American
Depositary Receipts (ADRs)
Please contact the ADR administrator if you
have any queries about your ADRs

ADR administrator
The Bank of New York
Depositary Receipts Division
101 Barclay Street
22nd Floor
New York, NY 10286

Telephone: +1 888 269 2377
Website: www.bankofny.com
US investor relations consultant
Makinson Cowell (US) Limited
One Penn Plaza
250 West 34th Street
Suite 1935
New York, NY10119

Telephone: +1 212 994 9044
Website: www.makinson-cowell.com

Low cost share dealing service &
Individual Savings Account (ISA)
(for Rio Tinto plc shareholders only)

Stocktrade
81 George Street
Edinburgh EH2 3ES

Low cost share dealing service
Telephone: +44 (0) 131 240 0101
UK residents only: 0845 840 1532
Website: www.stocktrade.co.uk

Individual Savings Account (ISA)
Telephone: +44 (0) 131 240 0623
Website: www.stocktrade.co.uk

Registered offices
Rio Tinto plc
6 St James’s Square
London SW1Y 4LD
Registered in England
No. 719885

Telephone: +44 (0) 20 7930 2399
Facsimile: +44 (0) 20 7930 3249
Website: www.riotinto.com

Rio Tinto Limited
Level 33
55 Collins Street
Melbourne, Victoria 3000
ACN: 004 458 404

Telephone: +61 (0) 3 9283 3333
Facsimile: +61 (0) 3 9283 3707
Website: www.riotinto.com

Rio Tinto 2004 Annual review	55

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Financial calendar

3 February 2005	Announcement of results for 2004

23 February 2005	Rio Tinto plc and Rio Tinto Limited shares and ADRs quoted “ex-dividend” for 2004 final dividend

25 February 2005	Record date for 2004 final dividend for Rio Tinto plc shares and ADRs

1 March 2005	Record date for 2004 final dividend for Rio Tinto Limited shares and ADRs

16 March 2005	Plan notice date for election under the dividend reinvestment plan for the 2004 final dividend

8 April 2005	Payment date for 2004 final dividend

11 April 2005	Payment date for 2004 final dividend for holders of ADRs

14 April 2005	Annual general meeting for Rio Tinto plc

29 April 2005	Annual general meeting for Rio Tinto Limited

Early May 2005	Release of half year 2004 and full year 2004 results restated under International Financial Reporting Standards (IFRS)

4 August 2005	Announcement of half year results for 2005

10 August 2005	Rio Tinto plc and Rio Tinto Limited shares and ADRs quoted “ex-dividend” for 2005 interim dividend

12 August 2005	Record date for 2005 interim dividend for Rio Tinto plc shares and ADRs

16 August 2005	Record date for 2005 interim dividend for Rio Tinto Limited shares and ADRs

17 August 2005	Plan notice date for election under the dividend reinvestment plan for the 2005 interim dividend

8 September 2005	Payment date for 2005 interim dividend

9 September 2005	Payment date for 2005 interim dividend for holders of ADRs

February 2006	Announcement of results for 2005

Publications
The following publications may be obtained from Rio Tinto:
2004 Annual report and financial statements
2004 Annual review
2004 Sustainable development review
The way we work – Rio Tinto’s statement of business practice
Review magazine – Rio Tinto’s quarterly magazine for shareholders

All the above publications are available on the Rio Tinto website.

Copies of the 2004 Annual reports for the following listed Rio Tinto Group companies are also available on request:
Bougainville Copper Limited
Coal & Allied Industries Limited
Energy Resources of Australia Limited
Palabora Mining Company Limited
Lihir Gold Limited

Rio Tinto on the web
Information about Rio Tinto is available on our website www.riotinto.com
Many of Rio Tinto’s publications may be downloaded in their entirety from this site and access gained to Group company and other websites.

General enquiries
If you require general information about the Group please contact the External Affairs department. For all other enquiries please contact the relevant company secretary or Computershare.

56	Rio Tinto 2004 Annual review

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The paper is manufactured to ISO 14001 environmental standards using a mixture of recovered fibres and other fibres from sustainable sources, the pulps used are either elemental or totally chlorine free.
The inks used in the printing of this report are vegetable based.
Printed in Australia by Craftsman Press.
© Rio Tinto plc and Rio Tinto Limited.

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